SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                      April                        2006
                        ---------------------------------      -----------
Commission File Number             000-51034
                        ---------------------------------

                           ACE Aviation Holdings Inc.
------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F                 Form 40-F      X
                           ----------------          ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No         X
                       ------------------       ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


===============================================================================


                                 DOCUMENT INDEX

Documents


1    Notice of 2006 Annual Meeting of Shareholders and Management Proxy
     Circular

2    Proxy (for use by holders of Class A Variable Voting Shares only)

3    Proxy (for use by holders of Class B Voting Shares only)

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).
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                                                                   Document 1

     [GRAPHIC OMITTED]


















                                                                   NOTICE OF

                                                                 2006 ANNUAL

                                                     MEETING OF SHAREHOLDERS

                                               AND MANAGEMENT PROXY CIRCULAR

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ACE AVIATION [GRAPHIC OMITTED]


WHAT'S INSIDE
--------------------------------------------------------------------------------

LETTER FROM THE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER  AND THE LEAD
DIRECTOR.......................................................................2


NOTICE OF 2006 ANNUAL SHAREHOLDER MEETING......................................3


MANAGEMENT PROXY CIRCULAR......................................................4


VOTING YOUR SHARES.............................................................5


BUSINESS OF THE MEETING.......................................................11


THE NOMINATED DIRECTORS.......................................................13


STATEMENT OF GOVERNANCE PRACTICES.............................................21


COMMITTEES....................................................................26


COMPENSATION OF CERTAIN EXECUTIVE OFFICERS....................................30


PERFORMANCE GRAPHS............................................................40


OTHER IMPORTANT INFORMATION...................................................41


HOW TO REQUEST MORE INFORMATION...............................................42


SCHEDULE A  RECORD OF ATTENDANCE BY DIRECTORS................................A-1


SCHEDULE B  CHARTER OF THE BOARD OF DIRECTORS................................B-1


                                       1
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ACE AVIATION [GRAPHIC OMITTED]


        Letter from the Chairman, President and Chief Executive Officer and the Lead Director



Dear Shareholders:

         You are cordially invited to attend our annual meeting of shareholders of ACE Aviation Holdings Inc. It will be held on Tuesday, May 30, 2006 at 9:30 a.m. (Montreal time), at the International Civil Aviation Organization (ICAO) Conference Centre, 999 University Street, Montreal, Quebec.

         As a shareholder of ACE Aviation, you have the right to vote your shares on all items that come before the meeting. You can vote your shares either by proxy or in person at the meeting. This management proxy circular will provide you with information about these items and how to exercise your right to vote. It will also tell you about the nominee directors, the proposed auditors, the compensation of directors and certain officers, and our corporate governance practices.

         In all aspects of our business, we have focused on four corporate goals -- ensuring safety and security, achieving growth and success, delivering a great customer experience, and achieving best-in-class profitability. As the results of the past year have demonstrated, our corporate goals are consistent with enhancing shareholder value and innovation in our various businesses.

         We look forward to seeing you at our annual shareholder meeting. If you are unable to attend the meeting in person, please complete and return a proxy by the date indicated on your form.

Sincerely,



/s/ Robert A. Milton                               /s/ Michael M. Green



Robert A. Milton                                   Michael M. Green
Chairman, President and Chief Executive Officer    Lead Director


                                       2
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ACE AVIATION [GRAPHIC OMITTED]



NOTICE OF 2006 ANNUAL SHAREHOLDER MEETING
=====================================================================================================================

When                                                         You are entitled to receive notice of, and vote at,
                                                             our annual shareholder meeting or any adjournment
May 30, 2006 at 9:30 a.m. (Montreal time)                    thereof if you were a shareholder on April 3, 2006.

Where                                                        Your vote is important

International Civil Aviation Organization (ICAO)             As a shareholder of ACE Aviation Holdings Inc., it is
Conference Centre                                            very important that you read this material carefully
999 University Street                                        and vote your shares, either by proxy or in person at
Montreal, Quebec                                             the meeting.

Webcast                                                      The following pages tell you more about how to
                                                             exercise your right to vote your shares and provide
A webcast replay of management's presentation at             additional information relating to the matters to be
the meeting will be made available at a later date           dealt with at the meeting.
on our website at www.aceaviation.com

Business of the 2006 Annual Shareholder Meeting
                                                             By Order of the Board of Directors,
Four items will be covered at the meeting:

1.  placement before shareholders of the
    consolidated financial statements of ACE                 Corporate Secretary
    Aviation Holdings Inc. for the year ended
    December 31, 2005, including the auditors'
    report thereon;
                                                             /s/ Carolyn M. Hadrovic
2.  election of directors who will serve until the
    end of the next annual shareholder meeting or            Montreal, Quebec
    until their successors are appointed;                    March 28, 2006

3.  appointment of auditors; and

4. consideration of such other business, if any, that may properly come before the meeting or any adjournment thereof.



                                                         3
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ACE AVIATION [GRAPHIC OMITTED]



MANAGEMENT PROXY CIRCULAR
------------------------------------------------------------------------------------------------------------------

In this management proxy circular ("circular"),              If you have any questions about any of the
you and your refer to the shareholder. We, us,               information in this circular, please call Shareholder
our, ACE Aviation and the Corporation refer to ACE           Relations at 1-514-205-7856 for service in English or
Aviation Holdings Inc. Unless otherwise stated,              in French.
all dollar amounts contained in this circular are
expressed in Canadian dollars.                               Approval of this circular

This circular is for our annual shareholder                  The board of directors of ACE Aviation ("Board")
meeting to be held on May 30, 2006 ("meeting"). As           approved the contents of this circular and authorized
a shareholder of ACE Aviation, you have the right            it to be sent to each shareholder who is eligible to
to vote your shares on the election of the                   receive notice of, and vote his or her shares at, our
directors, the appointment of the auditors and on            annual shareholder meeting, as well as to each
any other items that may properly come before the            director and to the auditors.
meeting or any adjournment thereof.

To help you make an informed decision, please read
this circular. This circular tells you about the
meeting, the nominee directors, the proposed                 Corporate Secretary
auditors, our corporate governance practices, the
compensation of directors and certain officers and
other matters. The information in this document
was current as at March 28, 2006, unless otherwise           /s/ Carolyn M. Hadrovic
indicated. Financial information on ACE Aviation
and its subsidiaries is provided in its                      Montreal, Quebec
consolidated financial statements and management's           March 28, 2006
discussion and analysis for the year ended
December 31, 2005.

Your proxy is solicited by or on behalf of the management of ACE Aviation for use at the meeting.
In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne by the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial owners and obtaining their proxies or voting instructions.



                                       4
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ACE AVIATION [GRAPHIC OMITTED]

VOTING YOUR SHARES
---------------------------------------------------------------------------------------------------------------

Your vote is important                                       How to vote - registered shareholders.
                                                             --------------------------------------

As a shareholder of ACE Aviation, it is very                 You are a registered shareholder if your name appears
important that you read the following information            on your share certificate.
on how to vote your shares and then vote your
shares, either by proxy or in person at the                  If you are not sure whether you are a registered
meeting.                                                     shareholder, please contact CIBC Mellon Trust Company
                                                             ("CIBC Mellon") at 1-800-387-0825.
These securityholder materials are being sent to
both registered and non-registered shareholders of           By proxy
ACE Aviation. If you are a non-registered
shareholder and ACE Aviation or its agent has sent              By telephone
these materials directly to you, your name and
address and information about your holdings of                  Voting by proxy using the telephone is only
securities have been obtained in accordance with                available to shareholders located in Canada and
applicable securities regulatory requirements from              the United States. Call 1-866-271-1207 (toll-free
the intermediary holding on your behalf.                        in Canada and the United States) from a touchtone
                                                                telephone and follow the instructions provided.
By choosing to send these materials directly to                 Your voting instructions are then conveyed by
registered shareholders and certain non-registered              using touchtone selections over the telephone.
shareholders, ACE Aviation or its agent (and not
the intermediary holding on your behalf) has                    You will need your 13 digit Control Number. You
assumed responsibility for (i) delivering these                 will find this number on your form of proxy or in
materials to you, and (ii) executing your proper                the e-mail addressed to you if you chose to
voting instructions. Please return your proxy as                receive this circular electronically.
specified in this circular and in the form of
proxy.                                                          If you choose the telephone, you cannot appoint
                                                                any person other than the directors or officers
Voting                                                          named on your form of proxy as your proxyholder.

You can attend the meeting or you can appoint                   The cut-off time for voting by telephone is 11:59
someone else to vote for you as your proxyholder.               p.m. (Montreal time) on May 25, 2006.
A shareholder entitled to vote at the meeting may
by means of a proxy appoint a proxyholder or one                On the Internet
or more alternate proxyholders, who are not
required to be shareholders, to attend and act at               Go to the website www.eproxyvoting.com/
the meeting in the manner and to the extent                     aceaviation and follow the instructions on the
authorized by the proxy and with the authority                  screen. Your voting instructions are then conveyed
conferred by the proxy. Voting by proxy means that              electronically over the Internet.
you are giving the person named on your form of
proxy ("proxyholder") the authority to vote your                You will need your 13 digit Control Number. You
shares for you at the meeting or any adjournment                will find this number on your form of proxy or in
thereof.                                                        the e-mail addressed to you if you chose to
                                                                receive this circular electronically.
You can choose from among three different ways to
vote your shares by proxy:                                      If you return your proxy via the Internet, you can
                                                                appoint a person other than the directors or
1.   by telephone                                               officers named in the form of proxy as your
2.   on the Internet                                            proxyholder. This person does not have to be a
3.   by mail                                                    shareholder. Indicate the name of the person you
                                                                are appointing in the space provided on the form
The persons who are named on the form of proxy are              of proxy. Complete your voting instructions, and
directors or officers of the Corporation and will               date and submit the form. Make sure that the
vote your shares for you. You have the right to
appoint someone else to be your proxyholder. If
you appoint someone else, he or she must attend
the meeting to vote your shares.


                                                         5
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ACE AVIATION [GRAPHIC OMITTED]


   person you appoint is aware that he or she has            By proxy
   been appointed and attends the meeting.
                                                                Your nominee is required to ask for your voting
   The cut-off time for voting over the Internet                instructions before the meeting. Please contact
   is 11:59 p.m. (Montreal time) on May 25, 2006.               your nominee if you did not receive a request for
                                                                voting instructions in this package.
   By mail
                                                                In most cases, non-registered shareholders will
   Complete your form of proxy and return it in                 receive a voting instruction form which allows you
   the envelope we have provided or by delivery to              to provide your voting instructions on the
   one of CIBC Mellon's principal Corporate Trust               Internet or by mail. You will need your 12 digit
   Offices in Halifax, Montreal, Toronto,                       control number found on your voting instruction
   Vancouver or Calgary for receipt before 4:00                 form, if you choose to vote on the Internet.
   p.m. (Montreal time) on May 26, 2006 or with                 Alternatively, non-registered shareholders may
   the Secretary of the meeting prior to                        complete the voting instruction form and return it
   commencement of the meeting on the day of the                by mail, as directed in the voting instruction
   meeting or on the day of any adjournment                     form.
   thereof. A list of addresses for the principal
   Corporate Trust Offices of CIBC Mellon is set             In person at the meeting
   forth on page 41 of this circular.
                                                                You can vote your shares in person at the meeting
   If you return your proxy by mail, you can                    if you have instructed your nominee to appoint you
   appoint a person other than the directors or                 as proxyholder.
   officers named in the form of proxy as your
   proxyholder. This person does not have to be a               To do this, write your name in the space provided
   shareholder. Fill in the name of the person you              on the voting instruction form and otherwise
   are appointing in the blank space provided on                follow the instructions of your nominee.
   the form of proxy. Complete your voting
   instructions, and date and sign the form. Make            How to vote - employees holding shares under the
   sure that the person you appoint is aware that            Employee Share Purchase Plan of ACE Aviation
   he or she has been appointed and attends the
   meeting.                                                     Shares purchased by employees of ACE Aviation or
                                                                its subsidiaries under the Employee Share Purchase
   Please see the section titled "Completing the                Plan of ACE Aviation ("Employee Shares") are
   form of proxy " for more information.                        registered in the name of Computershare Trust
                                                                Company of Canada ("Computershare"), as trustee in
In person at the meeting                                        accordance with the provisions of such plan unless
                                                                the employees have withdrawn their shares from the
   You do not need to complete or return your form              plan.
   of proxy.
                                                                If you are not sure whether you are an employee
   You will receive an admission ticket at the                  holding your shares through Computershare, please
   meeting upon registration at the registration                contact Computershare at 1-877-982-8766.
   desk.
                                                                In the event that an employee holds any shares
How to vote - non-registered shareholders                       other than Employee Shares, he or she must also
                                                                complete a form of proxy or voting instruction
You are a non-registered shareholder if your bank,              form with respect to such additional shares in the
trust company, securities broker or other                       manner indicated above for registered shareholders
financial institution ("your nominee") holds your               or non-registered shareholders, as applicable.
shares for you.
                                                             By voting instruction form
If you are not sure whether you are a
non-registered shareholder, please contact CIBC                 A voting instruction form is enclosed with this
Mellon at 1-800-387-0825.                                       circular which allows you to provide your voting
                                                                instructions on the Internet or by mail.




                                                         6
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ACE AVIATION [GRAPHIC OMITTED]


   On the Internet                                           who are directors or officers of ACE Aviation, to
                                                             vote your shares for you at the meeting in accordance
   Go to the website at                                      with your instructions. If you return your proxy
   www.computershare.com/proxy and follow the                without specifying how you want to vote your shares,
   instructions on the screen. Your voting                   your vote will be counted FOR electing the nominee
   instructions are then conveyed electronically             directors who are named in this circular and FOR
   over the Internet.                                        appointing PricewaterhouseCoopers LLP as auditors of
                                                             the Corporation.
   You will need the Control Number, Holder
   Account Number and Access Number found on your            Management is not aware of any other matters which
   voting instruction form.                                  will be presented for action at the meeting. If,
                                                             however, other matters properly come before the
   If you return your voting instruction form via            meeting, the persons designated in the enclosed form
   the Internet, you can appoint a person other              of proxy will vote in accordance with their judgment,
   than Computershare as your proxyholder. This              pursuant to the discretionary authority conferred by
   person does not have to be a shareholder.                 the proxy with respect to such matters.
   Indicate the name of the person you are
   appointing in the space provided on the voting            You have the right to appoint someone other than the
   instruction form. Complete your voting                    management proxy nominees to be your proxyholder. If
   instructions, and date and submit the form.               you are appointing someone else to vote your shares
   Make sure that the person you appoint is aware            for you at the meeting, fill in the name of the
   that he or she has been appointed and attends             person voting for you in the blank space provided on
   the meeting.                                              the form of proxy.

   The cut-off time for voting over the Internet             If you do not specify how you want your shares voted,
   is 11:59 p.m. (Montreal time) on May 25, 2006.            your proxyholder will vote your shares in favour of
                                                             each item scheduled to come before the meeting and as
   By mail                                                   he or she sees fit on any other matter that may
                                                             properly come before the meeting.
   Alternatively you may vote your shares by
   completing the voting instruction form as                 A proxyholder has the same rights as the shareholder
   directed on the form and returning it in the              by whom it was appointed to speak at the meeting in
   business reply envelope provided for receipt              respect of any matter, to vote by way of ballot at
   before 2:00 p.m. (Montreal time) on May 26,               the meeting and, except where the proxyholder has
   2006.                                                     conflicting instructions from more than one
                                                             shareholder, to vote at the meeting in respect of any
In person at the meeting                                     matter by way of any show of hands.

   To appoint yourself as proxyholder, write your            If you are an individual shareholder, you or your
   name in the space provided on the voting                  authorized attorney must sign the form of proxy. If
   instruction form and follow the instructions              you are a corporation or other legal entity, an
   otherwise provided in the voting instruction              authorized officer or attorney must sign the form of
   form.                                                     proxy.

Completing the form of proxy                                 You must also complete the Declaration of Canadian
                                                             Status contained in the form of proxy (or voting
You can choose to vote "For" or "Withhold" with              instruction form) and in the telephone and Internet
respect to the election of the directors and the             voting instructions to inform the Corporation whether
appointment of the auditors. If you are a                    you are Canadian or not in order to enable ACE
non-registered shareholder voting your shares, or            Aviation to comply with the restrictions imposed by
an employee voting your Employee Shares held                 the Canada Transportation Act on the ownership and
pursuant to the Employee Share Purchase Plan of              voting of its voting securities. If you do not
ACE Aviation, please follow the instructions                 complete such declaration or if it is determined by
provided in the voting instruction form provided.            ACE Aviation or its transfer agent that you
                                                             incorrectly indicated (through inadvertence or
When you sign the form of proxy without appointing           otherwise) that the shares represented by the proxy
an alternate proxyholder, you authorize Robert A.            are owned and controlled by a Canadian, you will be
Milton, Michael M. Green or Carolyn M. Hadrovic,             deemed to be a




                                                         7
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ACE AVIATION [GRAPHIC OMITTED]


non-Canadian for purposes of voting at the                   represented by proxy may proceed with the business of
meeting. If you need assistance completing your              the meeting notwithstanding that a quorum is not
form of proxy (or voting instruction form), please           present throughout the meeting. If a quorum is not
contact Shareholder Relations at 1-514-205-7856              present at the opening of the meeting, the
for service in English or in French.                         shareholders present or represented by proxy may
                                                             adjourn the meeting to a fixed time and place but may
Changing your vote                                           not transact any other business.

In addition to revocation in any other manner                If a body corporate or association is a shareholder
permitted by law, a shareholder giving a proxy and           of the Corporation, the Corporation shall recognize
submitting it by mail may revoke it by an                    any individual authorized by a resolution of the
instrument in writing executed by the shareholder            directors or governing body of the body corporate or
or the shareholder's attorney authorized in                  association to represent it at the meeting. An
writing and deposited either at the Montreal                 individual thus authorized may exercise on behalf of
office of ACE Aviation's transfer agent, CIBC                the body corporate or association all the powers it
Mellon, 2001 University Street, Suite 1600,                  could exercise if it were an individual shareholder.
Montreal, Quebec, or at ACE Aviation's registered
office, 5100 de Maisonneuve Boulevard West,                  If two or more persons hold shares jointly, one of
Montreal, Quebec, at any time up to and including            those holders present at the meeting may in the
the last business day preceding the day of the               absence of the others vote the shares, but if two or
meeting, or any adjournment thereof, at which the            more of those persons who are present, in person or
proxy is to be used, or with the chair of the                by proxy, vote, they shall vote as one on the shares
meeting on the day of the meeting, or any                    jointly held by them.
adjournment thereof. If the voting instructions
were conveyed by telephone or over the Internet,             Restrictions on voting securities
conveying new voting instructions by any of these
two means or by mail within the applicable cut-off           The applicable provisions of the Canada
times will revoke the prior instructions.                    Transportation Act require that national holders of
                                                             domestic, scheduled international and non-scheduled
Voting requirements                                          international licences be Canadian. In the case of
                                                             each licence holder, this requires that it be
The appointment of auditors and the election of              controlled in fact by Canadians and that at least 75%
directors will be determined by a majority of                of its voting interests be owned and controlled by
votes cast at the meeting by proxy or in person.             Canadians. The articles of the Corporation contain
If there is a tie, the chair of the meeting is not           restrictions to ensure that ACE Aviation remains
entitled to a second or casting vote. CIBC Mellon            Canadian under the Canada Transportation Act. The
counts and tabulates the votes.                              definition of the term "Canadian" under section 55(1)
                                                             of the Canada Transportation Act may be summarized as
Voting shares and quorum                                     follows:

As of March 28, 2006, there were 24,783,257 Class            (a)  Canadian citizen or a permanent resident within
B voting shares, 77,149,087 Class A variable                      the meaning of the Immigration and Refugee
voting shares and 12,500,000 preferred shares                     Protection Act (Canada);
outstanding. Shareholders of record on April 3,
2006 are entitled to receive notice of and vote at           (b)  government in Canada or an agent of such a
the meeting. The list of shareholders entitled to                 government; or
vote at the meeting will be available for
inspection on and after April 7, 2006 during usual           (c)  a corporation or other entity that is
business hours at the Montreal office of the                      incorporated or formed under the laws of Canada
Corporation's transfer agent, CIBC Mellon, 2001                   or a province, that is controlled in fact by
University Street, Suite 1600, Montreal, Quebec                   Canadians and of which at least 75%, or such
and at the meeting.                                               lesser percentage as the Governor in Council may
                                                                  by regulation specify, of the voting interests
A quorum is present at the meeting if the holders                 are owned and controlled by Canadians.
of not less than 25% of the shares entitled to
vote at the meeting are present in person or                 ACE Aviation has three classes of shares: (i) Class B
represented by proxy, irrespective of the number             voting shares, (ii) Class A variable voting shares,
of persons actually at the meeting. If a quorum is           and (iii) preferred shares.
present at the opening of the meeting, the
shareholders present or



                                                         8
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ACE AVIATION [GRAPHIC OMITTED]


The Class B voting shares may only be held,                  Canadians and with the Class B voting shares to the
beneficially owned and controlled by Canadians. An           extent that they are Canadians. If such preferred
issued and outstanding Class B voting share shall            shares are held by persons who are not Canadians,
be converted into one Class A variable voting                they shall be subject to the same proportional
share, automatically and without any further act             reduction in voting percentage as if, for voting
of ACE Aviation or the holder, if such Class B               purposes only, the preferred shares had been
voting share becomes held, beneficially owned or             converted into Class A variable voting shares. As of
controlled, directly or indirectly, otherwise than           April 3, 2006, all of the preferred shares were held
by way of security only, by a person who is not a            by Promontoria Holding III B.V., a non-Canadian.
Canadian. Each Class B voting share confers the
right to one vote.                                           The holders of Class A variable voting shares, Class
                                                             B voting shares and preferred shares will vote
The Class A variable voting shares may only be               together at the meeting and no separate meeting is
held, beneficially owned and controlled by persons           being held for any such class of shares.
who are not Canadians. An issued and outstanding
Class A variable voting share shall be converted             Shareholders who wish to vote at the meeting either
into one Class B voting share, automatically and             by completing and delivering a proxy or a voting
without any further act of ACE Aviation or the               instruction form or by attending and voting at the
holder, if such Class A variable voting share                meeting will be required to complete a Declaration of
becomes held, beneficially owned and controlled,             Canadian Status in order to enable ACE Aviation to
directly or indirectly, otherwise than by way of             comply with the restrictions imposed by the Canada
security only, by a Canadian.                                Transportation Act on the ownership and voting of its
                                                             voting securities. If you do not complete such
Each Class A variable voting share confers the               declaration or if it is determined by ACE Aviation or
right to one vote unless (i) the number of Class A           its transfer agent that you incorrectly indicated
variable voting shares outstanding (including the            (through inadvertence or otherwise) that the shares
preferred shares, on an as-converted basis, if               represented by the proxy are owned and controlled by
they are held, beneficially owned or controlled by           a Canadian, you will be deemed to be a non-Canadian
persons who are not Canadians), as a percentage of           for purposes of voting at the meeting. Such
the total number of voting shares outstanding of             declaration is contained in the accompanying form of
ACE Aviation exceeds 25%, or (ii) the total number           proxy (or in the voting instruction form provided to
of votes cast by or on behalf of holders of Class            you if you are a non-registered shareholder or an
A variable voting shares (including the preferred            employee voting shares under the Employee Share
shares, on an as-converted basis, if they are                Purchase Plan of ACE Aviation) and in the telephone
held, beneficially owned or controlled by persons            and Internet voting instructions.
who are not Canadians) at any meeting exceeds 25%
of the total number of votes that may be cast at             The Corporation has adopted various procedures and
such meeting. If either of the above noted                   processes to ensure that the non-Canadian ownership
thresholds would otherwise be surpassed at any               restriction of voting shares is respected.
time, the vote attached to each Class A variable
voting share will decrease proportionately such
that (i) the Class A variable voting shares as a
class (including the preferred shares, on an
as-converted basis, if they are held, beneficially
owned or controlled by persons who are not
Canadians) do not carry more than 25% of the
aggregate votes attached to all issued and
outstanding voting shares of ACE Aviation and (ii)
the total number of votes cast by or on behalf of
holders of Class A variable voting shares
(including the preferred shares, on an
as-converted basis, if they are held, beneficially
owned and controlled by persons who are not
Canadians) at any meeting do not exceed 25% of the
votes that may be cast at such meeting.

The holders of preferred shares are entitled to vote on an as-converted basis with the Class A variable voting shares to the extent that they are not

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ACE AVIATION [GRAPHIC OMITTED]


Principal shareholders


As of March 28, 2006, to the knowledge of the officers or directors of the Corporation, each of the following entities beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the votes attached to any class of shares entitled to vote in connection with any matters being proposed for consideration at the meeting.


-----------------------------------------------------------------------------------------------------------

        Name of shareholder               Number and Type of Shares           % of Outstanding Shares
-----------------------------------------------------------------------------------------------------------

                                                                              100% of all outstanding
Promontoria Holding III B.V.(1)          12,500,000 preferred shares             preferred shares
-----------------------------------------------------------------------------------------------------------

                                                                         18.624% of all outstanding Class
Fidelity(2)(3)                         4,615,760 Class B voting shares            B voting shares
-----------------------------------------------------------------------------------------------------------

                                                                         11.437% of all outstanding Class
Natcan Investment Management Inc.(3)   2,834,500 Class B voting shares            B voting shares

-----------------------------------------------------------------------------------------------------------


(1) Promontoria Holding III B.V., an affiliate of Cerberus Capital Management, L.P., will be entitled to vote its preferred shares on an as-converted basis with the Class A variable voting shares and shall be subject to the same proportional reduction in voting percentage to which the Class A variable voting shares are subject. For more information, please refer to the section titled "Restrictions on voting securities".

(2) Such 4,615,760 Class B voting shares are held by Fidelity Management & Research Company and/or Fidelity Management Trust Company. Fidelity also beneficially owns 6,122,900 class A variable voting shares representing 7.936% of all outstanding Class A variable voting shares.

(3)   Based on publicly available early warning reports.


[ACE AVIATION [GRAPHIC OMITTED]


BUSINESS OF THE MEETING
-----------------------------------------------------------------------------------------------------------------

Four items will be covered at the meeting:                   votes represented by proxy at the meeting FOR the
                                                             election as directors of the nominee directors who
1.   placement before shareholders of the                    are named in this circular.
     consolidated financial statements of ACE
     Aviation Holdings Inc. for the year ended               3. Appointment of auditors
     December 31, 2005, including the auditors'
     report thereon;                                         The Board, on the advice of the Audit, Finance and
                                                             Risk Committee of the Board (the "Audit Committee"),
2.   election of directors who will serve until              recommends that PricewaterhouseCoopers LLP, Chartered
     the end of the next annual shareholder                  Accountants, be reappointed as auditors.
     meeting or until their successors are                   PricewaterhouseCoopers LLP were first appointed as
     appointed;                                              auditors of Air Canada on April 26, 1990. ACE
                                                             Aviation is the successor to Air Canada pursuant to a
3.   appointment of auditors; and                            consolidated plan of reorganization, compromise and
                                                             arrangement which became effective on September 30,
4.   consideration of such other business, if any,           2004. The auditors appointed at the meeting will
     that may properly come before the meeting or            serve until the end of the next annual shareholder
     any adjournment thereof.                                meeting or until their successors are appointed.

As of the date of this circular, management is not           Fees payable for the years ended December 31, 2005
aware of any changes to these items, and does not            and December 31, 2004 to PricewaterhouseCoopers LLP
expect any other items to be brought forward at              and its affiliates are $4,425,064 and $4,137,228,
the meeting. If there are changes or new items,              respectively, as detailed below:
your proxyholder can vote your shares on these
items as he or she sees fit.                                                    Year ended            Year ended
                                                                             December 31, 2005    December 31, 2004
1.   Placement of ACE Aviation's financial
     statements                                              Audit fees             $4,161,299           $3,356,851

The consolidated financial statements for the year           Audit-related            $242,015             $321,269
ended December 31, 2005, including the auditors'             fees
report thereon, are included in our 2005 annual              Tax fees                  $21,750             $459,108
report and are available on SEDAR at
www.sedar.com. Copies of such statements will also           All other fees                Nil                  Nil
be available at the meeting.                                                       -----------           ----------
                                                                                    $4,425,064           $4,137,228
2.   Election of directors

Eleven (11) directors are to be elected to the               The nature of each category of fees is described
Board. Please see "The Nominated Directors" for              below.
more information. Directors elected at the meeting
will serve until the end of the next annual                  Audit fees. Audit fees were paid for professional
shareholder meeting or until their successors are            services rendered for the audit of ACE's annual
appointed.                                                   financial statements and for services that are
                                                             normally provided in connection with statutory and
All of the individuals to be nominated as                    regulatory filings or engagements.
directors are currently members of the Board and
were appointed on September 30, 2004, except for             Audit-related fees. Audit-related fees were paid for
Mr. Donaway who was appointed on December 15,                professional services related to pension plan audits,
2004, Mr. McCoy who was appointed on August 3,               specified procedures reports and other items related
2005 and Messrs. Milton and Yontef who were                  to the audit.
appointed on June 29, 2004.
                                                             Tax fees. Tax fees were paid for professional
If you do not specify how you want your shares               services rendered with respect to commodity and
voted, the persons named as proxyholders in the              income taxes.
management form of proxy will cast the


ACE AVIATION [GRAPHIC OMITTED]


More information on ACE Aviation's Audit Committee can be found in ACE Aviation's Annual Information
Form dated March 28, 2006 which is available on SEDAR at www.sedar.com.

If you do not specify how you want your shares voted, the persons named as proxyholders in the management form of proxy will cast the votes represented by proxy at the meeting FOR the appointment of PricewaterhouseCoopers LLP as auditors.

4.   Consideration of other business

We will also:

o report on other items that are significant to our business; and

o    invite questions and comments from shareholders.

ACE AVIATION [GRAPHIC OMITTED]


THE NOMINATED DIRECTORS
-------------------------------------------------------------------------------

Eleven (11) directors are to be elected at the meeting, each of whom is to hold office until the end of the next annual meeting of shareholders or until their successors are appointed. Pursuant to an investment agreement dated June 23, 2004 (the "Investment Agreement"), Promontoria Holding III B.V. ("Promontoria"), the holder of all of the preferred shares of ACE Aviation and an affiliate of Cerberus Capital Management, L.P., has the right to designate three nominees for election to the Board. In this regard, Promontoria Holding III B.V. has designated Michael M. Green, W. Brett Ingersoll and Carlton D. Donaway. Pursuant to the Investment Agreement, Promontoria shall maintain the right to designate three nominees for election to the Board until September 30, 2006. After September 30, 2006, for as long as Promontoria and its affiliates hold at least 75% of the preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria will continue to have the right to designate three individuals to the Board. After September 30, 2006, for as long as Promontoria and its affiliates hold at least 50% but less than 75% of the preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria will have the right to designate two individuals to the Board. After September 30, 2006, for as long as Promontoria and its affiliates hold at least 25% but less than 50% of the preferred shares (or shares into which they are converted or convertible) originally purchased under the Investment Agreement, Promontoria will have the right to designate one member of the Board.

All nominees have established their eligibility and willingness to serve as directors. If prior to the meeting, any of the listed nominees would become unable or unavailable to serve, proxies will be voted for any other nominee or nominees at the discretion of the proxyholder. The table below sets out, among other things, the names of the proposed nominees for election as directors, together with their municipality of residence, the date they became directors, their principal occupation and other principal directorships and committee memberships. Also indicated is the number of securities beneficially owned, directly or indirectly, or over which control was exercised as of March 28, 2006 (including securities of subsidiaries). For Robert A. Milton, it also includes the number of options held under the Stock Option Plan of ACE Aviation as of March 28, 2006.



BERNARD ATTALI        ACE Aviation director since September 30, 2004
Paris, France

                  Bernard Attali is the Honorary Chairman of Air France Group
                  (airline group), Country Advisor (France) for Texas Pacific
                  Group (private equity investment firm) and counsel advisor at
  [GRAPHIC        Orrick, Herrington & Sutcliffe LLP (law firm). Mr. Attali is
  OMITTED]        also a director of Aeroplan Holding GP Inc. and Jazz Air
                  Holding GP Inc. He was Vice-Chairman of Deutsche Bank Europe
                  Investment Banking from 1999 to 2000. Mr. Attali has served as Chairman and Chief Executive Officer of Air France as well as Chairman of the International Air Transport Association
                  Excom (IATA) and the Association of European Airlines (AEA).
                  Mr. Attali is an Officier de la Legion d'Honneur and Titulaire de la Medaille de l'Aeronautique. Mr. Attali holds diplomas from the Institut d'Etudes Politiques of Paris and from the Ecole Nationale d'Administration.


                  Member of the Governance and Corporate Matters Committee ("Governance Committee") and the Nominating Committee.

                  5,000 Class A variable voting shares

                  1,400 units of Aeroplan Income Fund

ACE AVIATION [GRAPHIC OMITTED]


ROBERT E. BROWN       ACE Aviation director since September 30, 2004
Montreal, Quebec

                  Robert E. Brown is President and Chief Executive Officer of
                  CAE Inc. (a provider of simulation and modelling technologies as well as an integrated training services for both civil
                  aviation and defence customers). Mr. Brown is a director of
  [GRAPHIC        CAE Inc., Nortel Networks Corporation and Nortel Networks
  OMITTED]        Limited. He is also on the board of a number of small capital pool companies. He is a director of Aeroplan Holding GP Inc., a trustee of Jazz Air Income Fund and was Chairman of Air
                  Canada from 2003 to 2004. Mr. Brown joined Bombardier Inc. in
                  1987 and was responsible for the Bombardier Aerospace sector from 1990 to 1999. He was President and Chief Executive
                  Officer of Bombardier Inc. (aerospace and transportation) from 1999 to 2002. Mr. Brown also held various senior positions in federal ministries with economic vocations, including the position of Associate Deputy Minister in the Department of Regional Industrial Expansion before joining the private sector. [GRAPHIC OMITTED][GRAPHIC OMITTED]

                  Member of the Governance Committee and the Human Resources and Compensation Committee ("Human Resources Committee").

                  10,000 Class B voting shares

                  12,800 units of Aeroplan Income Fund

                  6,000 units of Jazz Air Income Fund


CARLTON D. DONAWAY    ACE Aviation director since December 15, 2004
Redmond, Washington

                  Carlton D. Donaway is Senior Advisor-Operations for Cerberus
                  Capital Management, L.P. (private equity investment firm) and has over 27 years of experience in the air-express,
  [GRAPHIC        logistics, ocean-freight and overland-transportation
  OMITTED]        industries. Mr. Donaway is also a director of ACTS General
                  Partner Inc and Air Canada. Mr. Donaway was Executive
                  Chairman of DHL Holdings USA (shipping) from 2003 to 2004,
                  Chairman, President and Chief Executive Officer of Airborne
                  Inc. (shipping) from 2002 to 2003 and President and Chief
                  Executive Officer of ABX Air Inc. [GRAPHIC OMITTED][GRAPHIC
                  OMITTED] (shipping, charter services and aircraft maintenance) from 1992 to 2003.

                  Member of the Governance Committee and the Nominating
                  Committee.

                  Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital Management, L.P., holds 12,500,000 preferred shares.

ACE AVIATION [GRAPHIC OMITTED]


MICHAEL M. GREEN      ACE Aviation director since September 30, 2004
Radnor, Pennsylvania

                  Michael M. Green is Managing Director and
                  President-Operations for Cerberus Capital Management L.P.
                  (private equity investment firm). Mr. Green is a director of
                  SSA Global and several companies which are privately held by
                  Cerberus. Mr. Green has a multi-industry operations
  [GRAPHIC        background in aerospace, transportation, telecommunications
  OMITTED]        and software systems. Prior to joining Cerberus, Mr. Green was the General Managing Partner of Tenx Capital Management.
                  Prior to Tenx, Mr. Green was the Chief Executive Officer of several privately held companies, Trispan Solutions and Naviant Technology. Mr. Green began his career at General
                  Electric Company where he worked in several operating departments and held positions in engineering, manufacturing, sales, marketing and general management.

                  Lead Director of the Board, Chair of the Governance Committee and Member of the Nominating Committee.

                  Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital Management, L.P., holds 12,500,000 preferred shares.

                  10,000 units of Aeroplan Income Fund

                  5,000 units of Jazz Air Income Fund



W. BRETT INGERSOLL    ACE Aviation director since September 30, 2004
New York, New York

                  W. Brett Ingersoll is the Managing Director of Cerberus
                  Capital Management, L.P. (private equity investment firm), a senior member of its Private Equity Practice and a member of its Investment Committee. Mr. Ingersoll is also a director of
 [GRAPHIC         Aeroplan Holding GP Inc. Prior to joining Cerberus in 2002,
 OMITTED]         Mr. Ingersoll was a Partner at JP Morgan Partners (formerly
                  Chase Capital Partners) from 1993 to 2002 (private equity investment firm). Mr. Ingersoll is a director of various public and private companies including Coram Health Care, IAP
                  Worldwide Services, Inc., AerCap B.V., Talecris Bio
                  Therapeutics Inc. and Endura Care, LLC.

                  Member of the Audit Committee and the Human Resources
                  Committee.

                  Nil shares of ACE Aviation held. Promontoria, an affiliate of Cerberus Capital Management, L.P., holds 12,500,000 preferred shares.

ACE AVIATION [GRAPHIC OMITTED]


PIERRE MARC JOHNSON   ACE Aviation director since September 30, 2004
Montreal, Quebec

                  Pierre Marc Johnson is Counsel to the offices of the Canadian law firm Heenan Blaikie LLP; he advises, mediates, negotiates for or with, various governments, United Nations related
                  organizations and other international institutions. Mr.
                  Johnson is a director of St-Lawrence Cement (Ciment
                  St-Laurent) Inc., Vincor International Inc., Orthosoft Inc.,
 [GRAPHIC         and First National AlarmCap Income Fund and Chairs the
 OMITTED]         foresight committee of the Veolia Environmental Institute
                  (Paris). He is a director of Jazz Air Holding GP Inc. and is also a trustee of Aeroplan Income Fund. During his career in Public Office, Mr. Johnson, a physician and attorney became
                  Quebec's Premier in 1985 and then Leader of the Opposition.
                  He had previously been Minister of Labour and Manpower, Financial Institutions, Social Affairs, Intergovernmental
                  Affairs, Attorney General and Minister of Justice.


                  Chair of the Human Resources Committee and Member of the Governance Committee.

                  5,000 Class B voting shares

                  5,900 units of Aeroplan Income Fund


RICHARD H. McCOY
Toronto, Ontario            ACE Aviation director since August 3, 2005


                  Richard H. McCoy is a corporate director. Mr. McCoy is a
                  director of Rothmans Inc., Aberdeen Asia-Pacific Income Fund
                  Ltd., Canadian Mini Warehouse Properties, MDS Inc., Uranium
 [GRAPHIC         Participation Corporation and Pizza Pizza Royalty Income Fund.
 OMITTED]         He is also a trustee of Jazz Air Income Fund. Mr. McCoy has over 35 years experience in the investment industry. From May
                  1997 to October 31, 2003, Mr. McCoy was Vice-Chairman,
                  Investment Banking at TD Securities. Prior to joining TD
                  Securities in 1997, Mr. McCoy was deputy Chairman of CIBC Wood
                  Gundy Securities.

                  Member of the Governance Committee, the Human Resources Committee and the Nominating Committee.

                  4,000 Class B voting shares

                  720 units of Aeroplan Income Fund

                  5,000 units of Jazz Air Income Fund

ACE AVIATION [GRAPHIC OMITTED]


JOHN T. McLENNAN
Mahone Bay, Nova Scotia     ACE Aviation director since September 30, 2004

                  John T. McLennan is a corporate director. Mr. McLennan is a director of Hummingbird Ltd., Amdocs Ltd., Emera, Manitoba
                  Telephone Systems (Vice-Chairman) and Medisys Health Services.
                  Mr. McLennan is a director of Jazz Air Holding GP Inc. and also a trustee of Aeroplan Income Fund Mr. McLennan was
 [GRAPHIC         recently Vice-Chairman and Chief Executive Officer of
 OMITTED]         Allstream. Prior to that position, he served as AT&T Canada's
                  Vice Chairman and Chief Executive Officer. He was also the founding President of Jenmark Consulting Inc., President and
                  Chief Executive Officer of Bell Canada, President of Bell
                  Ontario as well as Chairman, President and Chief Executive
                  Officer of BCE Mobile Communications Inc. Mr. McLennan has served as President and Chief Executive Officer of Cantel
                  Wireless and Executive Vice President of Mitel Communications
                  Inc.

                  Chair of the Nominating Committee and Member of the Audit Committee.

                  10,000 Class B voting shares

                  21,800 units of Aeroplan Income Fund

                  10,000 units of Jazz Air Income Fund


ROBERT A. MILTON
Westmount, Quebec            ACE Aviation director since June 29, 2004

                  Robert A. Milton is Chairman, President and Chief Executive
                  Officer of ACE Aviation. Mr. Milton is also Chairman of Air
                  Canada, Aeroplan Holding GP Inc., ACTS General Partner Inc.
                  and Jazz Air Holding GP Inc. Mr. Milton is currently a
 [GRAPHIC         director of U.S. Airways Group Inc. Mr. Milton was previously
 OMITTED]         President and Chief Executive Officer of Air Canada. Having
                  joined Air Canada in 1992 in a consulting capacity, Mr. Milton moved from Senior Director of Scheduling to Vice President,
                  Scheduling and Product Management, Senior Vice President,
                  Marketing and In-Flight Service, Executive Vice President and finally Chief Operating Officer in 1996. Mr. Milton graduated in 1983 from the Georgia Institute of Technology with a Bachelor of Science Degree in Industrial Management.

                  24,336 Class B voting shares

                  743,097 options

                  9,380 units of Aeroplan Income Fund

                  10,000 units of Jazz Air Income Fund

ACE AVIATION [GRAPHIC OMITTED]


DAVID I. RICHARDSON
Grafton, Ontario          ACE Aviation director since September 30, 2004

                  David I. Richardson is a corporate director. Mr. Richardson is a director and Chairman of the audit committee of Husky
                  Injection Molding Systems Ltd. Mr. Richardson is also a
                  director of Air Canada, Jazz Air Holding GP Inc. and a trustee of Aeroplan Income Fund. Mr. Richardson is the former Chairman
 [GRAPHIC         of Ernst & Young Inc. (Canada) and a former Executive Partner
 OMITTED]         of Ernst & Young LLP. Mr. Richardson joined its predecessor
                  Clarkson, Gordon & Co. in 1963 and was appointed President of
                  The Clarkson Company Limited in 1982. Mr. Richardson was also a member of the Management and Executive Committees of Ernst &
                  Young LLP, national managing partner of the firm's Corporate
                  Finance practice and the senior partner in the Corporate
                  Recovery and Restructuring practice until retirement from the partnership in 2002. Mr. Richardson holds a Bachelor of Commerce Degree from the University of Toronto and is a member and a Fellow of the Institute of Chartered Accountants of Ontario.

                  Chair of the Audit Committee and Member of the Human Resources Committee.

                  10,000 Class B voting shares

                  16,800 units of Aeroplan Income Fund

                  5,000 units of Jazz Air Income Fund


MARVIN YONTEF
Toronto, Ontario            ACE Aviation director since June 29, 2004

                  Marvin Yontef is a senior partner with the Canadian law firm
 [GRAPHIC         Stikeman Elliott LLP acting on a wide range of commercial
 OMITTED]         activities including mergers and acquisitions, corporate
                  finance and corporate reorganizations. Mr. Yontef is also a director of Air Canada, Aeroplan Holding GP Inc. and ACTS
                  General Partner Inc. He is also a trustee of Jazz Air Income
                  Fund.

                  Member of the Governance Committee.

                  5,000 Class B voting shares

                  5,900 units of Aeroplan Income Fund

                  5,000 units of Jazz Air Income Fund

ACE AVIATION [GRAPHIC OMITTED]


Remuneration of Directors

The Board's compensation is designed to attract and retain highly talented and experienced directors, leading to the long-term success of the Corporation. This requires that directors be adequately and competitively compensated. ACE Aviation measures its director's compensation practices against the market practices of large Canadian based companies including those in the S&P/TSX 60 index. Based on recent findings by its compensation consultants, the total annual Board compensation for ACE directors is slightly below market median.

Non-executive directors of ACE Aviation receive a retainer of $75,000 per year. The Chair of the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee, respectively, receive an additional retainer of $20,000, $10,000, $10,000 and $10,000 per year. The members of the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee, respectively, receive an additional retainer of $10,000, $5,000, $5,000 and $5,000 per year. The Lead Director of the Board receives an additional retainer of $37,500 per year. The Chairman, President and Chief Executive Officer of ACE Aviation receives no compensation as a director of ACE Aviation or of any of its subsidiaries.

Non-executive directors of ACE Aviation who are also directors of Air Canada receive an additional retainer of $20,000 per year. Non-executive directors of Air Canada who are not directors of ACE Aviation receive an annual retainer of $35,000.

Non-executive directors of ACE Aviation who are also trustees of Aeroplan Income Fund or directors of Aeroplan Holding GP Inc. receive an additional retainer of $20,000 per year. Non-executive directors of Aeroplan Holding GP Inc. or trustees of Aeroplan Income Fund who are not directors of ACE Aviation receive an annual retainer of $30,000. They also receive an additional retainer of $15,000, $7,500, $7,500 and $7,500, respectively, if they chair the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Aeroplan Holding GP Inc. Members of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Aeroplan Holding GP Inc. receive, respectively, an additional retainer of $5,000, $2,500, $2,500 and $2,500.

Non-executive directors of ACE Aviation who are also trustees of Jazz Air Income Fund or directors of Jazz Air Holding GP Inc. receive an additional retainer of $20,000 per year. Non-executive directors of Jazz Air Holding GP Inc. or trustees of Jazz Air Income Fund who are not directors of ACE Aviation receive an annual retainer of $30,000. They also receive an additional retainer of $15,000, $7,500, $7,500 and $7,500, respectively, if they chair the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Jazz Air Holding GP Inc. Members of the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Human Resources and Compensation Committee and the Nominating Committee of Jazz Air Holding GP Inc. receive, respectively, an additional retainer of $5,000, $2,500, $2,500 and $2,500.

Non-executive directors of ACE Aviation who are directors of ACTS General Partner Inc. receive an additional retainer of $10,000 per year. Non-executive directors of such company who are not directors of ACE Aviation receive an annual retainer of $25,000.

Transportation privileges are granted to directors of ACE Aviation in line with industry practice.

Share Ownership Requirement for Directors

The Board has adopted a policy whereby directors must own Class A variable voting shares or Class B voting shares of ACE Aviation. The Board has determined that the nominees of Cerberus Capital Management, L.P., namely Michael M. Green,
W. Brett Ingersoll and Carlton D. Donaway, are not subject to this requirement as Cerberus Capital Management, L.P., through Promontoria Holding III B.V. (an affiliate), holds a substantial investment in ACE Aviation. Promontoria Holding III B.V. holds all of the preferred shares of ACE Aviation which were issued to it on September 30, 2004 for a consideration of $250 million. For a description of the shares owned by the directors of ACE, please see their respective biographies starting at page 13.

ACE AVIATION [GRAPHIC OMITTED]


Certain Proceedings

To the knowledge of ACE Aviation, each of the following proposed nominees for election as directors of ACE Aviation had, in the last 10 years, been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or was the subject of a cease trade or similar order:

(i) Following the acquisition of Canadian Airlines International Ltd. ("CAIL") by Air Canada in 2000, Robert A. Milton became a director of CAIL. Thereafter, CAIL restructured under the Companies' Creditors Arrangement Act (Canada) ("CCAA") pursuant to a plan of compromise which became effective on July 5, 2000. CAIL's common shares and non-voting shares were suspended from trading by the Toronto Stock Exchange ("TSX") on June 27, 2000 and delisted on July 6, 2000. Mr. Milton was also President and Chief Executive Officer of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(ii) Pierre Marc Johnson was a director of Air Canada when it filed for protection under the CCAA on April 1, 2003;

(iii) Robert E. Brown was a director of Air Canada when Air Canada filed for protection under the CCAA on April 1, 2003 and became Chairman of Air Canada on May 13, 2003. Mr. Brown was also a director of Nortel Networks Corporation when, on or about May 31, 2004, cease trade orders were issued against directors, officers and certain other current and former employees of Nortel Networks Corporation and Nortel Networks Limited (collectively, "Nortel Networks"). The management cease trade orders were imposed in response to the failure by Nortel Networks to file certain financial statements with the Canadian securities regulators;

(iv) John T. McLennan was the Chief Executive Officer of AT&T Canada when it filed for protection under the CCAA on October 15, 2002; and

(v) Michael M. Green was a director of Anchor Glass Container Corporation when it filed a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code in August 2005.

ACE AVIATION [GRAPHIC OMITTED]


STATEMENT OF GOVERNANCE PRACTICES
--------------------------------------------------------------------------------

The Board has extensively reviewed the Corporation's governance practices and concludes that, we comply with the requirements of National Instrument 58-101, "Disclosure of Corporate Governance Practices". The Corporation is regularly adjusting its governance practices as regulatory changes come into effect and will continue to monitor these changes closely and consider amendments to its governance practices if need be.

Board of Directors

Director Independence

The Charter of the Board of Directors provides that the Board shall at all times be constituted of a majority of individuals who are independent. Based on the information received from each director and having taken into account the independence criteria set forth below, the Board concluded that all directors of the Corporation standing for election to the Board, with the exception of the Chairman, President and Chief Executive Officer, Robert A. Milton and Marvin Yontef are independent and unrelated.

A majority of the directors of the Corporation, namely Bernard Attali, Robert E. Brown, Carlton D. Donaway, Michael M. Green, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, John T. McLennan and David I. Richardson, are "independent" directors in that each of them has no material relationship with the Corporation and, in the reasonable opinion of the Board, are unrelated and independent under the laws, regulations and listing requirements to which the Corporation is subject.

The Board determined that Robert A. Milton is not independent because he is the President and Chief Executive Officer of ACE Aviation and Marvin Yontef is not independent because of payments for legal services billed to ACE Aviation and its affiliates by the law firm of which he is a partner.

Directorships of Other Reporting Issuers

Bernard Attali, Robert E. Brown, Michael M. Green, W. Brett Ingersoll, Pierre Marc Johnson, Richard H. McCoy, John T. McLennan, David I. Richardson, Robert A. Milton and Marvin Yontef are presently directors of several public entities. Bernard Attali is currently the Honorary Chairman of Air France Group and director of Aeroplan Holding GP Inc. and Jazz Air Holding GP Inc. Robert E. Brown is currently director of CAE Inc., Nortel Networks Corporation, Nortel Networks Limited and Aeroplan Holding GP Inc., and a trustee of Jazz Air Income Fund. Michael M. Green is currently director of SSA Global. W. Brett Ingersoll is currently director of Aeroplan Holding GP Inc. Pierre Marc Johnson is currently director of St-Lawrence Cement (Ciment St-Laurent) Inc., Vincor International Inc., Orthosoft Inc., First National AlarmCap Income Fund and Jazz Air Holding GP Inc., and a trustee of Aeroplan Income Fund. Richard H. McCoy is currently director of Rothmans Inc., Aberdeen Asia-Pacific Income Fund Ltd., Canadian Mini Warehouse Properties, MDS Inc., Uranium Participation Corporation and Pizza Pizza Royalty Income Fund, and a trustee of Jazz Air Income Fund. John
T. McLennan is currently director of Hummingbird Ltd., Amdocs Ltd., Emera Incorporated, Manitoba Telephone Systems, Medisys Health Services and Jazz Air Holding GP Inc., and a trustee of Aeroplan Income Fund. David I. Richardson is currently director of Husky Injection Molding Systems Ltd. and Jazz Air Holding GP Inc., and a trustee of Aeroplan Income Fund. Robert A. Milton is currently Chairman of Aeroplan Holding GP Inc. and Jazz Air Holding GP Inc., and a director of U.S. Airways Group Inc. Marvin Yontef is currently director of Aeroplan Holding GP Inc. and a trustee of Jazz Air Income Fund.

Please see "The Nominated Directors" in this circular for additional information relating to each director standing for nomination, including other company boards on which they serve.

Independent Lead Director

The Board has concluded that the fact that Robert A. Milton occupies both the office of Chairman of the Board and the office of President and Chief Executive Officer of ACE Aviation does not impair the ability of the Board to act independently of management. Moreover, in accordance with the Charter of the Board of Directors, Michael M. Green, an outside and independent director, has been appointed as Lead Director to the Board.

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A charter describing the role and responsibilities of the Lead Director has been adopted and pursuant to this charter the Lead Director assumes, among other things, responsibility for: (i) ensuring that the responsibilities of the Board are well understood by both the Board and management, and that the relative responsibilities of the Board and management are clearly understood and respected; (ii) ensuring that the Board works as a cohesive team and providing the requisite leadership to achieve this; (iii) ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work; (iv) ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis; (v) ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and committees is assessed on a regular basis; and (vi) adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structures and composition, scheduling, and management of meetings.

Independent Director's Meetings

At each meeting of the Board, time is specifically reserved for non-executive directors to hold "in camera" sessions, in the absence of management directors. At each such meeting, the directors consider whether an "in camera" meeting would be appropriate in the circumstances. The Lead Director chairs the "in camera" sessions.

Attendance Record

See "Schedule A" of this circular for the attendance records of the director for of the Board and the Committees of the Corporation.

Board Size

The Board is currently comprised of eleven (11) directors. The Board is of the view that its size and composition are adequate and allow for the efficient functioning of the Board as a decision making body.

Board Mandate

The Board has adopted a written charter which sets out, among other things, its roles and responsibilities. The Charter of the Board can be found as "Schedule B" to this circular.

Position Descriptions

Chairman, President and Chief Executive Officer

The Board has adopted a position description for Robert A. Milton, the Chairman, President and Chief Executive Officer. As President and Chief Executive Officer ("CEO"), the CEO shall have full responsibility for the day-to-day operations of the Corporation's business in accordance with its strategic plan and operating and capital budgets as approved by the Board. The CEO is accountable to shareholders, through the Board, for the overall management of the Corporation, and for conformity with policies agreed upon by the Board. The approval of the Board (or appropriate Committee) shall be required for all significant decisions outside of the ordinary course of the Corporation's business. More specifically, the primary responsibilities of the CEO include the following: (i) developing, for the Board's approval, a strategic direction and positioning to ensure the Corporation's success; (ii) ensuring that the day-to-day business affairs of the Corporation are appropriately managed by developing and implementing processes that will ensure the achievement of financial and operating goals and objectives; (iii) fostering a corporate culture that promotes customer focus and service; (iv) keeping the Board of Directors aware of the Corporation's performance and events affecting its business, including opportunities in the marketplace and adverse or positive developments; and (v) ensuring, in cooperation with the Board, that there is an effective succession plan in place for the CEO position.

As Chairman of the Board of Directors, the Chairman chairs Board meetings and, with the collaboration of the Lead Director, establishes procedures to govern the Board's work. More specifically, as Chairman of the Board of Directors, the primary responsibilities of the Chairman include the following: (i) adopting procedures to ensure that the Board can conduct its work effectively and

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efficiently, including committee structures and composition, scheduling, and management of meetings; (ii) collaborating with the Lead Director to develop the agenda for Board meetings, Board procedures and the composition of Board Committees; (iii) ensuring, with the Lead Director, proper flow of information to the Board; (iv) ensuring that the Board has access to such members of senior management as may be required by the Board; and (v) chair every meeting of the Board and encourage free and open discussion at meetings of the Board.

Chair of each Committee

The Chairs of the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee are respectively, David I. Richardson, Michael M. Green, Pierre Marc Johnson and John T. McLennan.

Position descriptions have been adopted by the Board of Directors for the Chair of each of the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee. According to such position descriptions, the Chair of each Committee shall, among other things: (i) ensure that the Committee fulfils the objectives and responsibilities set out in its charter;
(ii) ensure that enough time and attention is given to each aspect of the Committee's responsibilities; (iii) ensure that members of the Committee maintain the level of independence required by applicable legislation; (iv) review the annual assessment of the Committee and take the appropriate measures to correct the weaknesses underlined by the assessment; (v) ensure that the other members of the Committee understand the role and responsibilities of the Committee; (vi) ensure that sufficient information is provided by management to enable the Committee to exercise its duties; and (vii) carry out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

The Corporation has in place an orientation program for new directors. New directors are invited to attend orientation sessions with members of senior management of the Corporation as well as with the CEO to improve their understanding of the Corporation's business. Each new director is also asked to review the Charter of the Board, the Charter of each Committee and the position descriptions of the Chairman, President and Chief Executive Officer, the Lead Director and the Chair of each Committee in order to fully grasp the role he is expected to play as a director and a Committee member. The Corporation also provides directors with a monthly report on the finances and operations of the Corporation. As part of its mandate, the Governance Committee is also responsible for providing continuous education for directors of the Board.

ACE Aviation Code of Business Conduct

The Corporation has adopted a Corporate Policy and Guidelines on Business Conduct (the "Code") which was approved by the Board on December 15, 2005. The Code applies to all directors, officers and employees of ACE Aviation and its wholly-owned subsidiaries. A copy of the Code can be obtained on SEDAR at www.sedar.com or on the Corporation's website at www.aceaviation.com. The Code addresses, among other things, the following issues:

(a)   conflicts of interest;

(b)   use of company assets;

(c)   confidential information;

(d)   fair dealing with other people and organizations;

(e)   compliance with laws, rules and regulations;

(f)   employment policies;

ACE AVIATION [GRAPHIC OMITTED]


(g)   computer, e-mail and internet policies; and

(h)   reporting suspected non-compliance.

The Governance Committee has the responsibility for monitoring compliance with and interpreting the Code. The Code has been communicated or brought to the attention of all employees of ACE Aviation and it wholly-owned subsidiaries. In addition, all new members of management are required to complete a management acknowledgement form whereby they undertake to promote the guidelines and principles of the Code and take all reasonable measures to ensure that the employees under their supervision fully comply with the Code. The Code also includes a "whistle-blower policy" whereby employees can report violations of the Code. The Board has concluded that such measures are appropriate and sufficient to ensure compliance with the Code. Since the adoption of the Code, ACE Aviation has not filed any material change report pertaining to any conduct of a director or executive officer that would constitute a departure from the Code.

The Code also provides that all employees, including executive officers, are required to disclose to the Corporation any and all business, commercial or financial interests or activities that may create a conflict of interest. As for directors, in addition to the relevant provisions of the Canada Business Corporations Act, the Charter of the Board provides that each director shall disclose all actual or potential conflicts of interest and refrain from voting, on matters in which the director has a conflict of interest. The Charter also provides that a Director shall excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

Nomination of Directors

The Nominating Committee is composed entirely of independent directors. It is responsible for considering and making recommendations on the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. In consultation with the Chairman, President and Chief Executive Officer, the Nominating Committee determines the expected skill-set of new candidates by taking into account the existing strength of the Board and the needs of the Corporation. The Nominating Committee then reviews and recommends to the Board candidates for nomination as directors and approves the final choice of candidates for nomination and election by the shareholders. Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. Directors selected should be able to commit the requisite time for all of the Board's business. Board members are expected to possess the following characteristics and traits:

(a) demonstrate high ethical standards and integrity in their personal and professional dealings;

(b) act honestly and in good faith with a view to the best interest of the Corporation;

(c) devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities both as Board members and as a Committee members;

(d)   provide independent judgment on a broad range of issues;

(e) understand and challenge the key business plans and the strategic direction of the Corporation;

(f) raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

(g)   make all reasonable efforts to attend all Board and Committee meetings;
      and

(h) review the materials provided by management in advance of the Board and Committee meetings.

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Please consult the section titled "Committees" of this circular for a description of the responsibilities, powers and operations of the Nominating Committee.

Compensation

The Human Resources Committee is composed entirely of independent directors. Please see the section titled "Remuneration of Directors" for the criteria used to determine the remuneration of directors of ACE Aviation and the section titled "Report on Executive Compensation" for the process and criteria used to determine the compensation of the officers of ACE Aviation.

In 2005, ACE Aviation retained the services of Towers Perrin to assist with preparing information on executive compensation. Towers Perrin's scope of services included performing competitive reviews of senior executive compensation levels and providing ACE Aviation with compensation trend information. In addition to these services, Towers Perrin also provided benefit consulting services to the Corporation.

Please consult the section entitled "Committees" of this circular for a description of the responsibilities, powers and operations of the Human Resources Committee.

Other Board Committees

There are four Committees of the Board: the Audit Committee, the Governance Committee, the Human Resources Committee and the Nominating Committee. The roles and responsibilities of each Committee are described in the respective Committee charters. Please consult the section titled "Committees" of this circular for a description of the responsibilities, powers and operations of such Committees.

Assessments

It is the role of the Chairman of the Governance Committee to assess, on an annual basis, the contribution of each individual director, the effectiveness of the Board and the effectiveness of the Committees. For this purpose, the Chairman of the Governance Committee conducts private meetings with each director. During those meetings, the Chairman of the Governance Committee reviews with each director their assessment of the effectiveness of the Board and of its Committees and their personal contribution. Thereafter, a presentation is made to the Board. Also, on an annual basis, the Chair of each committee reports to the Board on the activities of the Committee. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its Committees.

Dual Share Structure

The applicable provisions of the Canada Transportation Act require that national holders of domestic, scheduled international and non-scheduled international licenses be Canadian. In the case of ACE Aviation, this requires that it be controlled in fact by Canadians and that at least 75% of its voting interests be owned and controlled in fact by Canadians. To ensure that ACE Aviation remains Canadian under the Canada Transportation Act, ACE is required to have a dual share structure whereby the Class B voting shares may only be held, beneficially owned and controlled by Canadians and Class A variable voting shares may only be held, beneficially owned or controlled by persons who are not Canadians. Each Class B voting share or Class A variable voting share generally confers the right to one vote. However, in order to enable ACE Aviation to comply with the restrictions imposed by the Canada Transportation Act, if the number of Class A variable voting shares, as a percentage of the total number of voting share outstanding of ACE Aviation or the total number of votes that may be cast by holders of Class A variable voting shares at any meeting exceeds 25%, the vote attached to each Class A variable voting share will decrease proportionately so that the votes attached to the Class A variable voting shares as a class or the number of votes cast on behalf of holders of Class A variable voting shares do not exceed 25%.

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

COMMITTEES
--------------------------------------------------------------------------------------------------------------------------

The Board has four standing committees:                      o     To assist the Board in the discharge of its
                                                                   responsibility to monitor the component parts of
o    the Audit Committee;                                          the Corporation's financial reporting and audit
                                                                   process.
o    the Governance Committee;
                                                             o     To maintain and enhance the quality, credibility
o    the Human Resources Committee; and                            and objectivity of the Corporation's financial
                                                                   reporting and to satisfy itself and oversee
o    the Nominating Committee.                                     management's responsibility as to the adequacy of
                                                                   the supporting systems of internal financial and
All committees of the Board are composed of independent            accounting controls.
directors except for the Governance Committee of which
Marvin Yontef is a member. The roles and                     o     To assist the Board in its oversight of the
responsibilities of each committee are set out in                  independence, qualifications and appointment of
formal written charters. These charters are reviewed               the external auditor.
annually to ensure that they reflect best practices as
well as applicable regulatory requirements.                  o     To monitor the performance of the internal
                                                                   financial and accounting controls and of the
This section includes reports from each committee,                 internal and external auditors.
which tell you about its members, responsibilities and
activities.                                                  o     To provide independent communication between the
                                                                   Board and the internal auditor and the external
Audit Committee                                                    auditor.

ACE Aviation is required by law to have an audit             o     To facilitate in-depth and candid discussions
committee. The Audit Committee shall be composed of not            between the Audit Committee and management and
less than three directors, all of whom shall meet the              the external auditor regarding significant issues
independence, experience and other membership                      involving judgment and impacting quality of
requirements under applicable laws, rules and                      controls and reporting.
regulations as determined by the Board. The members of
the Audit Committee shall have no relationships with         The Audit Committee's responsibilities include the following:
management, the Corporation and its related entities
that in the opinion of the Board may interfere with          o     Monitor and review the quality and integrity of
their independence from management and from the                    the Corporation's accounting and financial
Corporation. In addition, an Audit Committee member                reporting process through discussions with
shall not receive, other than for service on the Board             management, the external auditor and the internal
or the Audit Committee or other committees of the                  auditor.
Board, any consulting, advisory, or other compensatory
fee from the Corporation or any of its related parties       o     Determine, based on its review and discussion,
or subsidiaries. The members of the Audit Committee                whether to recommend the approval by the Board of
shall possess the mix of characteristics, experiences              such financial statements and the financial
and skills to provide an appropriate balance for the               disclosure in any such annual information forms,
performance of the duties of the Audit Committee and in            earnings press releases, prospectuses and other
particular each member of the Audit Committee shall be             similar documents.
"financially literate" and at least one member of the
Audit Committee shall be a "financial expert" as             o     Review with management, the internal auditor and
defined by relevant securities legislation or                      the external auditor and, if considered
regulations.                                                       appropriate, approve the release of the
                                                                   Corporation's quarterly financial statements and
The objectives of the Audit Committee include the                  related MD&A.
following:



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

o     Review with management, the external auditor and             Corporation and make recommendations in that
      legal counsel, the Corporation's procedures to               regard to the Board.
      ensure compliance with applicable laws and
      regulations.                                           o     Review and approve policies relating to the
                                                                   financial control, conduct, regulation and
o     Meet with the Corporation's external auditor to              administration of subsidiary companies.
      review and approve their audit plan.
                                                             o     Review, monitor and approve the Corporate
o     Review and approve estimated audit and                       Donations Policy.
      audit-related fees and expenses.
                                                             o     Review actual financial performance compared to
o     Review and approve, prior to the commencement of             budget.
      such work, the nature of all non-audit services,
      as permitted by securities legislation and             The Audit Committee met six (6) times in 2005.
      regulations, to be provided by the Corporations'
      external auditor prior to the commencement of          The Audit Committee is currently composed of:
      such work.
                                                             Members:      David I. Richardson (Chair)
o     Review a report from the external auditor of all                     W. Brett Ingersoll
      relationships between the external auditor and                       John T. McLennan
      its related entities and the Corporation and its
      related entities.                                      Please refer to the section of the Annual Information
                                                             Form of ACE Aviation titled "Audit Committee" for
o     Evaluate the performance of the external auditor.      additional information on the Audit Committee. The
                                                             Annual Information Form is available on SEDAR at
o     Review the mandate of and the services provided        www.sedar.com.
      by the internal audit department.
                                                             Governance Committee
o     Review significant emerging accounting and
      reporting issues.                                      The Governance Committee shall be comprised of five or
                                                             more directors as determined by the Board, all of whom
o     Review policies and procedures for the receipt,        shall comply with eligibility and qualification
      retention and treatment of complaints received by      standards under applicable legislation in effect from
      the Corporation from employees, shareholders and       time to time.
      other stakeholders regarding accounting issues
      and financial reporting.                               The primary objective of the Governance Committee is to
                                                             assist the Board of Directors in fulfilling its
o     Review risk management systems and controls,           responsibilities by ensuring that corporate governance
      especially in relation to derivatives, foreign         guidelines are adopted, disclosed and applied including
      currency exposure, hedging and insurance.              director qualification standards, director
                                                             responsibilities, director access to management and
o     Approve the investment structure for the Air           independent advisors, director compensation, director
      Canada pension plans, any applicable Statement of      orientation and continuing education, management
      Investment Policies and Objectives, Statement of       succession and annual performance evaluation of the
      Investment Principles and Beliefs and other            Board:
      investment policies for the Air Canada pension
      plans.                                                 The Governance Committee's responsibilities include the
                                                             following:
o     Review and approve the Corporation's Public
      Disclosure Policy.                                     o     Review and develop position descriptions for the
                                                                   Board and for the Chairman, President and Chief
o     Identify and address material financial and other            Executive Officer.
      risks to the business and affairs of the
                                                             o     Ensure that appropriate structures and procedures
                                                                   are in place so that the Board can function
                                                                   independently of management.

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ACE AVIATION [GRAPHIC OMITTED]


o     Put in place an orientation and continuing             of whom shall be independent (as defined under
      education program for new directors on the Board.      applicable securities laws).

o     Ensure corporate compliance with applicable            The primary purpose of the Committee is to assist the
      legislation including directors' and officers'         Board of Directors in fulfilling its oversight
      compliance.                                            responsibilities in the field of human resources and
                                                             compensation as well as succession planning including
o     Review proposed amendments to the Corporation's        appointing, training and monitoring of senior
      by-laws.                                               management, compensation of officers, organization
                                                             plans and compensation philosophy.
o     Make recommendations to the Board with respect to
      monitoring, adoption and disclosure of corporate       The responsibilities of the Human Resources and
      governance guidelines.                                 Compensation Committee include the following:

o     Recommend the types, charters and composition of       o     Develop compensation philosophy and guidelines.
      the Board committees.
                                                             o     Review and approve corporate goals, objectives
o     Recommend the nominees to the chairmanship of the            and business performance measures relevant to the
      Board committees.                                            compensation of the Chief Executive Officer,
                                                                   evaluate the Chief Executive Officer's
o     Recommend to the Board for approval a governance             performance in light of those goals, objectives
      structure applicable to the Air Canada pension               and business performance measures, and make
      plans.                                                       recommendations to the Board with respect to the
                                                                   Chief Executive Officer's compensation level
o     Monitor the governance structure and, as                     based on this evaluation.
      required, report to the Board on the necessity or
      advisability of modifications to such structure.       o     Make recommendations to the Board with respect to
                                                                   non-CEO officer (including officers of
o     Conduct periodic self-assessments of the                     subsidiaries) and director compensation,
      governance of the pension plans.                             incentive compensation and equity-based plans.

o     Review such other corporate governance and             o     Review and make recommendations to the Board with
      strategic planning committee functions                       respect to incentive compensation plans and
      customarily carried out by such committees as                equity based plans and any amendments thereto.
      well as such other matters which may be referred
      to it by the Board from time to time.                  o     Review and approve, on behalf of the Board,
                                                                   salary ranges for all positions including
The Governance Committee met five (5) times in 2005.               executive management.

The Governance Committee is currently composed of:           o     Administer the stock option plan of the
                                                                   Corporation and to generally oversee the
Members:      Michael M. Green (Chair)                             administration thereof.
              Bernard Attali
              Robert E. Brown                                o     Review executive compensation disclosure before
              Carlton D. Donaway                                   public dissemination, including the review of the
              Pierre Marc Johnson                                  annual report of senior management compensation
              Richard H. McCoy                                     for inclusion in the Corporation's Management
              Marvin Yontef                                        Proxy Circular, in accordance with applicable
                                                                   rules and regulations.
Human Resources Committee
                                                             o     Review on an ongoing basis management's
The Human Resources Committee shall be comprised of                organization plans and essential elements of
five or more directors as determined by the Board, all             succession plans for executive management of the
                                                                   Corporation and its non-publicly traded
                                                                   subsidiaries so as to ensure that successors have

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ACE AVIATION [GRAPHIC OMITTED]


      been identified and that their career development      The responsibilities of the Nominating Committee
      is appropriate in the context of the challenges        include the following:
      facing the organization.
                                                             o     Assist the Board in determining what competencies
o     Review and approve the training, monitoring and              and skills the Board, as a whole, should possess
      development of senior officers.                              and what competencies and skills each existing
                                                                   director possesses.
o     Review and approve the senior management
      organizations and reporting structure.                 o     Assist the Board in determining the appropriate
                                                                   size of the Board, with a view to facilitating
o     Review and approve the contingency plans in the              effective decision-making.
      event of the disability of key executives.
                                                             o     Develop and review criteria regarding personal
o     Review and develop in conjunction with the                   qualification for Board membership, such as
      Governance Committee position descriptions for               background, experience, technical skill,
      the Board and for the President and Chief                    affiliations and personal characteristics, and
      Executive Officer including the definition of the            develop a process for identifying and
      limits to management's responsibilities.                     recommending candidates.

o     Approve, in principle, the design of and               o     Identify individuals qualified to become new
      amendments to the Air Canada pension plans.                  Board members and recommend them to the Board.

o     Approve pension communication strategy, and            o     Consider whether or not each new nominee can
      monitor compliance of communication with strategy            devote sufficient time and resources to his
      and applicable legislation.                                  duties as a Board member.

o     Monitor pension benefits administration.               o     Recommend the slate of nominees for each annual
                                                                   meeting of shareholders.
o     Where applicable, appoint members of the pension
      committees and the trustees of the pension plans.      o     Recommend candidates to fill vacancies on the
                                                                   Board occurring between annual meetings of
The Human Resources Committee met two (2) times in 2005.           shareholders.

The Human Resources Committee is currently composed of:      o     Review and make recommendations relative to
                                                                   non-management nominees of the Corporation to the
Members:          Pierre Marc Johnson (Chair)                      boards of subsidiaries of the Corporation or of
                  Robert E. Brown                                  companies in which the Corporation has an
                  W. Brett Ingersoll                               interest.
                  Richard H. McCoy
                  David I. Richardson                        The Nominating Committee met one (1) time in 2005.

Nominating Committee                                         The Nominating Committee is currently composed of:

The Nominating Committee shall be comprised of at least      Members:          John T. McLennan (Chair)
three directors as determined by the Board, all of whom                        Bernard Attali
shall be independent (as defined under applicable                              Carlton D. Donaway
securities laws).                                                              Michael M. Green
                                                                               Richard H. McCoy
The primary objective of the Nominating Committee is to
assist the Board of Directors in fulfilling its
responsibilities by identifying individuals qualified
to become new Board members and recommending to the
Board the new director nominees for each annual meeting
of shareholders.


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COMPENSATION OF CERTAIN EXECUTIVE OFFICERS
--------------------------------------------------------------------------------

The following summary compensation table shows certain compensation information for Robert A. Milton, the Chairman, President and Chief Executive Officer of ACE Aviation, Brian Dunne, the Executive Vice President and Chief Financial Officer and M. Robert Peterson, the previous Executive Vice President and Chief Financial Officer and the other three highest compensated executive officers (the "Named Executive Officers") of the Corporation as at December 31, 2005. The Corporation is the successor to Air Canada pursuant to a consolidated plan of reorganization, compromise and arrangement which was implemented on September 30, 2004 (the "Plan"). For ease of reference, the table contains the aggregate compensation paid to the Named Executive Officers by Air Canada and by ACE Aviation.

                                             SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------
                                  Annual Compensation                   Long-term Compensation
                           ---------------------------------- -------------------------------------------

                                                                          Awards                Payouts
                                                              ------------------------------- -----------

                                                                     Securities Under
                                                                      Options/Units

                                                                        Granted(#)

                                                             --------------------------------
                                                                                               Long-Term
                                                  Other(3)                       Restricted    Incentive
                                                   Annual                          Income         Plan     All Other(7)
Name and Principal   Year  Salary(1)  Bonus(2)  Compensation  Options(4) PPPs(5)    Fund        Payouts    Compensation
Position                      ($)       ($)         ($)                            Units(6)       ($)          ($)
------------------- ------ ---------- --------- ------------- ---------- ------- ------------ ------------ -------------

Robert A. Milton     2005   928,625   968,664      41,466        Nil       Nil       Nil         Nil         2,720
Chairman,
President and Chief  2004   953,063     Nil        52,187     1,010,509    Nil       Nil         Nil         31,040
Executive Officer,
ACE                  2003  1,049,375    Nil        49,358        Nil     480,836     Nil         Nil          Nil


Brian Dunne          2005   159,722   116,516       Nil        300,000     Nil       Nil         Nil          Nil
Executive
Vice-President and   2004     Nil       Nil         Nil          Nil       Nil       Nil         Nil          Nil
Chief
Financial Officer,   2003     Nil       Nil         Nil          Nil       Nil       Nil         Nil          Nil
ACE(8)


Montie R Brewer      2005   600,000   625,870       Nil          Nil       Nil       Nil         Nil           650
President and
Chief Executive      2004   416,759   100,000       Nil        300,000     Nil       Nil         Nil         7,416
Officer,
Air Canada           2003   376,667   100,000       Nil          Nil     94,774      Nil         Nil          Nil


Rupert Duchesne      2005   332,474   300,000       Nil          Nil       Nil     160,000     366,770       20,784
President and
Chief Executive      2004   266,625   131,625       Nil        75,000      Nil       Nil         Nil         5,562
Officer,
Aeroplan(9)          2003   282,500     Nil         Nil          Nil     62,718      Nil         Nil          Nil


M. Robert Peterson   2005   386,154   170,558     100,000        Nil       Nil      75,000     170,415       13,030
Executive Vice
President and        2004   391,050     Nil         Nil        50,000      Nil       Nil         Nil         8,690
Chief Financial
Officer,             2003   414,333     Nil         Nil          Nil     104,251     Nil         Nil          Nil
Aeroplan(9)(10)


Lise Fournel         2005   337,837   236,357       Nil          Nil       Nil       Nil         Nil          694
Chief Information
Office and           2004   342,169     Nil         Nil        30,000      Nil       Nil         Nil         7,925
President,
Destina              2003   362,542     Nil         Nil          Nil     91,220      Nil         Nil          Nil
------------------------------------------------------------------------------------------------------------------------

(1) The amounts in this column for 2003 and 2004 reflect reductions from the base salaries of Named Executive Officers during fiscal years 2003 and 2004. In accordance with the 2003 and 2004 Management Salary Reduction Program, the base salary for the Chairman, President and Chief Executive Officer of ACE Aviation was reduced by 15% in June 2003 and 5% in July 2004. The base salaries of other Named Executive Officers were reduced by 10% in June 2003 and 2.5% in July 2004.

ACE AVIATION [GRAPHIC OMITTED]


(2) The amounts in this column for 2005 reflect (i) bonuses paid for the 2005 fiscal year under the Annual Incentive Plan as follows: Mr. Milton $956,948; Mr. Dunne $114,501; Mr. Peterson $128,700; Mr. Brewer $618,300;
     Ms. Fournel $232,095 and (ii) Profit Sharing and Sharing our Success awards as follows: Mr. Milton $11,716; Mr. Dunne $2,015; Mr. Brewer $7,570; Mr. Peterson $3,248; Ms. Fournel $4,262. Both programs are as described under Executive Compensation Programs. The amount paid for Mr. Duchesne includes an Aeroplan bonus in the amount of $300,000 for fiscal year 2005. The amount paid for Mr. Peterson includes an Aeroplan bonus in the amount of $38,610 for fiscal year 2005. The amounts in this column for 2003 and 2004 represent payments to Mr. Brewer pursuant to his employment agreement.

(3) Perquisites and other personal benefits for fiscal year 2005 do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the Named Executive Officers, with the exception of Mr. Milton. The amount in this column for Mr. Milton includes compensation attributable to residence costs. The amount in this column for Mr. Peterson includes a special award of $100,000 in recognition of his contributions to Aeroplan's Initial Public Offering.

(4) The amount in this column for Mr. Dunne represents a stock option grant pursuant to his employment agreement. The stock options granted prior to September 30, 2004 were cancelled without compensation pursuant to the Plan. The stock options in this column for 2004 were granted on October 3, 2004 pursuant to the Plan, wherein, at that time, a maximum of 3% of the fully diluted equity of ACE Aviation could be granted in the form of options upon emergence from the restructuring proceedings.

(5) The performance points granted in 2003 were cancelled without compensation as part of the restructuring process of Air Canada which became effective on September 30, 2004.

(6) The amount in this column for Mr. Duchesne, an Aeroplan employee at that time, represents a grant of Aeroplan Income Fund units coincident with Aeroplan's Initial Public Offering on June 29, 2005 pursuant to the Long-Term Incentive Plan of Aeroplan Limited Partnership. The amount in this column for Mr. Peterson represents a grant of Aeroplan Income Fund units coincident with his appointment as Executive Vice President and Chief Financial Officer of Aeroplan on September 1, 2005 pursuant to the Long-Term Incentive Plan of Aeroplan Limited Partnership.

(7) The amounts in this column for 2005 represent the final settlement of a claim that was filed on behalf of the Named Executive Officers as part of the restructuring process of Air Canada in respect of lost wages, holidays, vacation and foregone Employee Share Ownership Plan company matches for 2002 and 2003. The settlement was in the form of ACE Aviation shares which were immediately sold on the open market at $39.80 per share.

     The amounts in this column also include, for Mr. Duchesne and Mr. Peterson, Aeroplan contributions (i) to the Aeroplan Deferred Profit Sharing Plan (from the earlier of April 1, 2003 and the hire/transfer date to Aeroplan), and (ii) as of July 1, 2005, to the Pension Plan for Designated Employees of Aeroplan and to the SERP (as defined in the notice of 2006 annual meeting of unitholders and proxy circular of Aeroplan Income Fund dated March 28, 2006).

(8) Mr. Dunne became Executive Vice President and Chief Financial Officer of ACE Aviation on September 6, 2005.

(9) On March 28, 2006, the Human Resources Committee of Aeroplan approved the vesting of one-third of the performance-based units of Aeroplan Income Fund granted under the Initial Long-Term Incentive Plan of Aeroplan Limited Partnership, such vested performance-based units of Aeroplan Income Fund representing one-sixth of all units of Aeroplan Income Fund granted under the Initial Long-Term Incentive Plan of Aeroplan Limited Partnership. The amounts shown in the column titled "Long-Term Incentive Plan Payouts" for Mr. Duchesne and Mr. Peterson represent the value of the vested units of Aeroplan Income Fund at $13.40 per unit, being the closing price of the units of Aeroplan Income Fund on the Toronto Stock Exchange on March 28, 2006, plus the distributions paid per unit of Aeroplan Income Fund for the months of July to December 2005 or, in the case of Mr. Peterson, for the months of September to December 2005.

(10) Mr. Peterson ceased to be Executive Vice President and Chief Financial Officer of ACE Aviation on September 1, 2005 and became Executive Vice President and Chief Financial Officer of Aeroplan on September 1, 2005.

ACE AVIATION [GRAPHIC OMITTED]


Aggregate compensation

The aggregate compensation paid by ACE Aviation and its subsidiaries to the Corporation's 29 full-time officers for services rendered during the financial year ended December 31, 2005 was $6,361,080. The value of the perquisites and other personal benefits received in respect of the financial year ended December 31, 2005 by these officers of the Corporation does not exceed 10% of the above-mentioned cash remuneration.

Option grants

The following table details option grants made to Named Executive Officers during the most recently completed financial year.

                       OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR(1)

------------------------- ----------------- ------------------- ------------- --------------------- ------------------

                                                % of Total                      Market Value of
                             Securities      Options Granted                   Underlying Options
                           Under Options     to Employees in      Exercise       on the Date of
        Name                  Granted         Financial Year       Price       Grant ($/Security)    Expiration Date
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Robert A. Milton                Nil              0%                 Nil               Nil                  N/A
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Brian Dunne                   300,000          38.96%              $38.22            $38.22           Sept. 1, 2012
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Montie R. Brewer                Nil              0%                 Nil               Nil                  N/A
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Rupert Duchesne                 Nil              0%                 Nil               Nil                  N/A
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
M. Robert Peterson              Nil              0%                 Nil               Nil                  N/A
------------------------- ----------------- ------------------- ------------- --------------------- ------------------
Lise Fournel                    Nil              0%                 Nil               Nil                  N/A
------------------------- ----------------- ------------------- ------------- --------------------- ------------------

(1) For details as to the material terms of the option grants, including exercise dates, refer to the "Report on Executive Compensation by the Human Resources Committee".

Option Exercises

The following table details the aggregated option exercises during the most recently completed financial year and the option values at financial year-end.

  AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION  VALUE

------------------------- ------------- ------------ ------------------------------ ----------------------------------
                           Securities    Aggregate                                              Value of
                          Acquired on      Value       Exercisable/Unexercisable      Exercisable/Unexercisable
         Name               Exercise     Realized          Options at FY-End        in-the-Money Options at FY-End(1)
------------------------- ------------- ------------ ------------------------------ ----------------------------------
                                                     Exercisable    Unexercisable     Exercisable     Unexercisable
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Robert A. Milton            315,784     $5,550,370     189,470     505,255            $3,383,934     $9,023,854
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Brian Dunne                   Nil           Nil         25,000     275,000                $0         $0
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Montie R. Brewer             20,500      $366,981       54,500     225,000             $973,370      $4,018,500
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Rupert Duchesne              9,375       $143,285       9,375      56,250              $167,438      $1,004,625
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
M. Robert Peterson           6,250        $98,437       6,250      37,500              $111,625      $669,750
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------
Lise Fournel                 2,000        $35,400       5,500      22,500               $98,230      $401,850
------------------------- ------------- ------------ ------------- ---------------- ---------------- -----------------

(1) Based on the closing price of the Class B voting shares ($37.86) on December 31, 2005.

ACE AVIATION [GRAPHIC OMITTED]



Equity compensation plan information

----------------------------------- -------------------------- ------------------------ ------------------------------

          Plan category              Number of securities to      Weighted-average          Number of securities
                                     be issued upon exercise      exercise price of        remaining available for
                                    of outstanding options(1)  outstanding options(1)   future issuance under equity
                                                                                            compensation plans(1)
----------------------------------- -------------------------- ------------------------ ------------------------------
Equity compensation plans                   3,186,908                  $24.70                     2,891,974
approved by securityholder(s) (1)
----------------------------------- -------------------------- ------------------------ ------------------------------

(1) As at December 31, 2005.


Aeroplan Income Fund Units

                         AEROPLAN INCOME FUND RESTRICTED UNITS GRANTED DURING THE MOST
                                     RECENTLY COMPLETED FINANCIAL YEAR(1)

----------------------- ---------------------- ----------------------- ---------------------- -----------------------
         Name               Units Granted         % of Total Units        Market Value of     Performance Cycle End
                                                Granted to Aeroplan
                                                Employees During the
                                                Financial Year ended   Units on the Date of
                                                 December 31, 2005        Grant ($/Units)              Date
----------------------- ---------------------- ----------------------- ---------------------- -----------------------
Rupert Duchesne                160,000              28.18%                    $10.00             June 29, 2008
----------------------- ---------------------- ----------------------- ---------------------- -----------------------
M. Robert Peterson             75,000               13.21%                    $13.84             June 29, 2008
----------------------- ---------------------- ----------------------- ---------------------- -----------------------

(1) Such grants have been made pursuant to Aeroplan Limited Partnership's Initial Long-Term Incentive Plan. A full description of such plan is provided in Aeroplan's proxy circular dated March 28, 2006.

Pension Plan

ACE Aviation provides its executive officers with a non-contributory, final average earnings defined benefit registered pension plan and a defined benefit supplemental executive retirement plan (the "SERP") integrated with the Canada/Quebec Pension Plan(s). The defined benefit SERP is a partially funded supplemental arrangement that provides retirement income beyond the limitations of the registered pension plan.

Benefits are calculated by multiplying 2% per year of service (maximum 35 years) times the final average annual salary (excluding bonuses, honoraria and special allowances) during the executive's highest paid 36 successive months of company service and subtracting an amount equal to .25% times the Canada/Quebec pension plans average annual yearly maximum pensionable earnings during the same 36 month period used to determine the executive's average annual salary times the executive's years of service after December 31, 1965.

The following table shows typical annual benefits payable under this pension arrangement on December 31, 2005, to individuals 65 years of age.

ACE AVIATION [GRAPHIC OMITTED]


                                              PENSION PLAN TABLE

---------------------------- ---------------------------------------------------------------------------------------
Final Average Earnings ($)                                      Years of Service
---------------------------- ---------------------------------------------------------------------------------------
                                    15               20                25               30                35
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  150,000                      43,481            57,975           72,469            86,963           101,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  175,000                      50,981            67,975           84,969           101,963           118,956
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  200,000                      58,481            77,975           97,469           116,963           136,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  225,000                      65,981            87,975          109,969           131,963           153,956
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  250,000                      73,481            97,975          122,469           146,963           171,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  300,000                      88,481           117,975          147,469           176,963           206,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  400,000                     118,481           157,975          197,469           236,963           276,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  500,000                     148,481           197,975          247,469           296,963           346,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
  750,000                     223,481           297,975          372,469           446,963           521,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
 1,000,000                    298,481           397,975          497,469           596,963           696,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
 1,250,000                    373,481           497,975          622,469           746,963           871,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------
 1,500,000                    448,481           597,975          747,469           896,963          1,046,456
---------------------------- ----------------- ---------------- ----------------- ---------------- -----------------

Note: Rounding has been used in the above calculations.

In the event of death after five years of service, 50% of the accrued benefit to date of death is payable to the individual's surviving spouse as a monthly lifetime pension or as a commuted lump sum. In the event of death in retirement, 50% of the paid benefit is payable to the individual's surviving spouse as a monthly lifetime pension. Other optional forms of payment are available on an actuarial equivalent basis.

As of December 31, 2005 the years of credited service were as follows: Mr. Milton, 26.67 years; Mr. Dunne, 0.33 years, Mr. Brewer, 3.75 years; Ms. Fournel
26.66 years; Mr. Duchesne, 8.75 years (as of July 1, 2005 when Mr. Duchesne became a member of the Aeroplan Executive Pension Plan), Mr. Peterson, 27.42 years (as of September 1, 2005 when Mr. Peterson became a member of the Aeroplan Executive Pension Plan);.

ACE AVIATION [GRAPHIC OMITTED]


Executive Employment Contracts                               to two times his annual salary and bonuses. In the
                                                             event of the completion of certain value-enhancing
During the first quarter of 2005, the Corporation            transactions for ACE Aviation and its shareholders, Mr.
revised the terms of the employment arrangements with        Milton will be entitled to incentive rewards under his
Robert A. Milton to update his employment terms and to       employment arrangements.
secure his continued employment with the Corporation
for an additional three-year term. The new employment        ACE Aviation and Air Canada have respectively entered
arrangements were negotiated and reviewed by the             into employment agreements with two other Named
Governance Committee, who received advice from external      Executive Officers, namely Brian Dunne and Montie R.
consultants regarding prevailing market practices.           Brewer, and their agreements provide, among other
                                                             things, for a pension credit of five years of
Under the new employment arrangements, Mr. Milton is         pensionable service upon completion of five years
eligible to receive a target bonus of 75%, and a             service and a severance amount equal to two years of
maximum bonus of 150%, of his base salary subject to         their annual base salary plus the right to early
achieving targeted financial performance thresholds          retirement with the five years pension credit in the
pursuant to the Annual Incentive Plan as described           event they are involuntarily terminated for any reason
under "Incentive Compensation" and the Corporation's         other than just cause, disability or retirement.
annual business plan. The Annual Incentive Plan's
("Incentive Plan") targets are based on achieving            Report on Executive Compensation by the Human Resources
defined results under the financial measurement of           Committee
Earnings Before Interest, Taxes, Depreciation and
Aircraft Rent ("EBITDAR"). The Incentive Plan begins to      With a new corporate structure in place and a new
reward participants when EBITDAR results achieve 90% of      business plan, ACE Aviation is well-positioned to face
the business plan, pays target bonus at 100% of the          the demands of a challenging market and to create value
business plan and pays 200% of target bonus when 110%        for shareholders. To achieve its vision, the
of the business plan is achieved. If, however, less          Corporation needs a strong and capable executive team.
than 90% of the business plan is achieved, no incentive      ACE Aviation's Executive Compensation Program is
award is paid.                                               designed to attract, retain and motivate the key people
                                                             the Corporation needs to meet its strategic plans. In
Under his previous employment arrangements Mr. Milton        addition, by closely linking executives' and
had the right to receive a payment of $5.68 million if       shareholders' interests through incentive compensation,
he left the Corporation. This right was renegotiated         the Executive Compensation Program contributes to the
and the Corporation then had a contingent obligation to      achievement of profitable growth for shareholders.
incur this expense (or a portion thereof) and, before
any such amount is paid, it would be offset by other         In 2005, the Executive Compensation Program was
amounts received or receivable by Mr. Milton (other          reviewed to align it with the Corporation's new
than base salary and bonuses, if any), including             direction. With the Corporation's four corporate goals
proceeds from the exercise of options, severance             in mind: ensuring safety and security; achieving growth
payments and other distribution payments. This               and success; delivering a great customer experience;
obligation has virtually been met with the proceeds          and achieving best-in-class profitability, the
from Mr. Milton's 2005 stock option exercise.                Program's components were reviewed to ensure market
                                                             competitiveness and continued shareholder value. The
Under the vesting periods established for options            Human Resources Committee has direct access to
granted to Mr. Milton under the Stock Option Plan of         independent compensation advisors.
ACE Aviation ("Option Plan"), 31.25% of Mr. Milton's
options have now vested and the remaining 68.75% (50%        This report provides an overview of the Corporation's
of which are subject to the Corporation achieving            Executive Compensation Program.
targeted financial performance thresholds) will vest
over a three-year period ending December 31, 2007. If        Executive Compensation Program
Mr. Milton's employment is terminated without cause, he
will be entitled to receive a severance payment equal        ACE Aviation's Executive Compensation Program
                                                             emphasizes incentive compensation linked to the
                                                             Corporation's annual and long-term financial
                                                             performance to ensure that executives' interests are


ACE AVIATION [GRAPHIC OMITTED]


linked to those of shareholders. Compensation levels         their target bonus ranges from 2% for entry level
are based on those offered at other airlines and             employees to 30% at the Vice President level, 35% for a
companies of comparable size, structure and vocation.        Senior Vice President, 50% for Executive Vice
The Corporation aims at rewarding its executives at the      Presidents and 75% for the President and CEO. Moreover,
median compensation level offered in its reference           the EBITDAR measurement is weighted between ACE
group, for performance that meets corporate goals. The       Aviation and its subsidiaries to take into account the
Corporation's reference group includes 22 large              relative importance of each entity.
Canadian companies.
                                                             In 2005, when the price of aviation fuel increased to
The Corporation's Executive Compensation Program is          record levels, the Board advised the Corporation that
made up of five components: a base salary, variable          it would give due consideration to anticipated 2005
compensation in the form of an annual incentive plan         fuel expense overruns, less additional revenues gained
and profit-sharing, a stock option plan, benefits and        by fuel surcharges, when reviewing and approving the
perquisites. These five components are evaluated             thresholds for the Incentive Plan. Therefore, in early
together to determine the appropriate compensation           2006, the Board adjusted the 2005 EBITDAR results, by
level for executives.                                        exempting 2005 fuel expense overruns, for the purpose
                                                             of calculating Incentive Plan awards. And, by making
Base Salary                                                  this exemption, the weighted average EBITDAR results
                                                             thus calculated, achieved 103.7% of the business plan's
Competitive base salaries are established by the Human       EBITDAR and resulted in incentive awards equal to
Resources Committee based on the responsibilities,           137.4% of the targeted bonus.
contribution, experience and skill set of the
executive. The Human Resources Committee also considers      In its decision to exclude 2005 fuel expense overruns,
equity within the officer group and salaries offered in      the Board considered the fact that such expense was
the Corporation's reference group for similar positions      outside the employee's control and the dramatic
when reviewing base salaries. The Human Resources            turnaround year that saw the Corporation emerging from
Committee's policy for base salaries aims at providing       restructuring proceedings in October 2004 and
the median compensation level offered in the                 accomplishing strong results within Air Canada and its
Corporation's reference group. However, base salaries        other subsidiaries, including the completion of the
can be set below or above the median depending on each       initial public offering of Aeroplan in 2005.
executive's profile. In past years, executives' base
salaries have been set below policy levels because of        Profit-Sharing Plan
the Corporation's financial situation.
                                                             The Profit-Sharing Plan, based on the achievement of
In accordance with the Management Salary Reduction           each business unit's results and ACE Aviation's
Program, the base salary of the Chairman, President and      consolidated results, is offered to all employees to
Chief Executive Officer of ACE Aviation was reduced by       ensure that they share in the Corporation's success and
15% in June 2003 and by a further 5% in 2004 and has         work together to achieve corporate goals. Under this
remained unchanged since then. Base salaries of the          plan, an annual pool of funds is established based on
other Named Executive Officers were reduced by 10% in        7.5% of adjusted pre-tax profits for the first 7% of
2003 and by a further 2.5% in 2004.                          pre-tax profit margin (and 25% of pre-tax profits in
                                                             excess of the 7% threshold) of the business unit (70%)
Incentive Compensation                                       and ACE Aviation (30%). The pool of funds is then
                                                             distributed to plan members based on the employee's
The Incentive Plan's targets are based on achieving          base salary earnings compared to the earnings of all
defined results under the financial measurement of           employees.
EBITDAR. The Incentive Plan begins to reward
participants when EBITDAR results achieve 90% of the         In 2005, the Corporation also introduced an adjunct
business plan, pays target bonus at 100% of the              program designed to advance profit-sharing payouts if
business plan and pays 200% of target bonus when 110%        the Corporation achieves pre-determined monthly
of the business plan is achieved. All management,
administrative and technical support non-union
employees are participants in the Incentive Plan and


ACE AVIATION [GRAPHIC OMITTED]


customer service goals for "on-time performance" and         Optionee's potential contribution to ACE Aviation's
"customer satisfaction". This program, "Sharing Our          success in a given year. The terms of the grants are
Success", advanced $30 million to all employees              determined by the Board. As of December 31, 2005, the
worldwide, by rewarding each employee $75 each month         maximum number of shares that could be issued under the
for each of the two goals met (a total monthly award of      Option Plan was 6,078,882 or approximately 5% of the
$150). If the amount of the Sharing Our Success              fully-diluted equity of ACE Aviation (at that time or
payments exceed the amounts to be distributed pursuant       pursuant to the plan). Of this amount, as of December
to the Profit-Sharing Plan, no further Profit-Sharing        31, 2005, 3,186,908 shares were subject to outstanding
distributions are made.                                      options representing approximately 3% of the issued and
                                                             outstanding equity of ACE Aviation at the time. The
In accordance with its terms, the Profit-Sharing Plan        aggregate number of shares reserved for issuance at any
would have distributed $20 million, but since this           time to any one Eligible Optionee shall not exceed 5%
amount was exceeded by Sharing Our Success' $30 million      of the outstanding Class B voting shares and Class A
distribution, no further Profit-Sharing distributions        variable voting shares. The aggregate number of shares
would normally have been made. In recognition, however,      issued to any one insider within any one-year period
of the performance of all ACE Aviation and Air Canada        shall not exceed 5% of the outstanding Class B voting
employees, combined with the adjustment of fuel expense      shares and Class A variable voting shares. The Option
overruns, an amount of $13.5 million was distributed to      Plan provides that the options will have an exercise
all employees pursuant to the Profit-Sharing Plan,           price of not less than 100% of the market price of the
bringing the total amount distributed to $43.5 million.      underlying shares at the time of grant. The market
                                                             price of the underlying shares at the time of grant is
Stock Option Plan                                            equal to the greater of the (i) average closing price
                                                             of the underlying shares on the TSX for the five
As part of the implementation of the Plan on September       trading day period ending on the last trading day
30, 2004, the Option Plan of ACE Aviation was                before the day on which the option is granted and (ii)
established. The persons eligible to receive options         the average of the high and low trading prices of the
("Eligible Optionees") are the ACE and Air Canada            underlying shares on the TSX for the five trading day
officers and may include ACE and Air Canada senior           period ending on the last trading day before the day on
managers and other employees, as the Human Resources         which the option is granted. The Option Plan provides
Committee may determine, who are in key positions with       that the term of the options shall not be more than ten
the Corporation or its subsidiaries. This Option Plan        (10) years from the date of grant. The vesting of
is designed to create a direct link between                  options granted under the Option Plan are determined by
management's and shareholders' interests, since the          the Board at the time of the grant. Options granted
full value of the Option Plan can only be obtained when      under the Plan may not be assigned or transferred.
the Corporation's stock appreciates over a number of
years.                                                       The Board may, subject to regulatory approval, amend
                                                             the Option Plan at any time provided that no such
On November 10, 2005, the shareholders of ACE Aviation       amendment may materially affect any rights previously
approved an amendment to the Option Plan whereby the         granted to a participant under the Option Plan without
number of shares available for issuance under the            the consent of such participant. If a participant's
Option Plan was increased from 5,052,545 to 6,078,882        employment is terminated for "gross misconduct",
shares. The amendment was made to maintain the number        unexercised options shall terminate forthwith. If a
of shares available for issuance under the Option Plan       participant's employment is terminated without cause,
at 5% of the fully diluted equity of ACE. Also, on           such participant may exercise his or her vested options
December 15, 2005 the Board approved an amendment to         within thirty (30) days after a notice of termination
the Option Plan pursuant to which the non-executive          of employment has been given.
directors will no longer be eligible to participate in
the Option Plan.                                             To provide a meaningful incentive, and to promote
                                                             retention among the executive team, options were
Options granted are based on the Eligible Optionee's         granted in October 2004. Options were granted to
position and annual compensation, taking into account        purchase a total of 3,027,509 shares of ACE Aviation at
the market price of the shares and each Eligible             a price of $20.00 per share representing approximately


ACE AVIATION [GRAPHIC OMITTED]


3% of the fully diluted equity of ACE Aviation at that       exercise price of 100% of the market price of the
time. In addition, options to purchase a total of            underlying shares at the time of the grant.
770,000 shares have been granted to executives hired in
2005 and to an existing Senior Vice-President and            In accordance with the terms of the Option Plan and
Vice-President.                                              pursuant to the special distribution of units of
                                                             Aeroplan Income Fund to the shareholders of ACE
Vesting of options granted in October 2004 under the         Aviation by way of reduction of stated capital, the
Option Plan is as follows: (i) 50% of granted options        exercise price and number of options granted to option
vest in four equal instalments, the first instalment         holders were adjusted on March 22, 2006 consistent with
was on October 3, 2005 and the remaining three               adjustments required to be made to the conversion terms
instalments are on December 31, 2006, 2007 and 2008 and      of the convertible senior notes of the Corporation.
(ii) the remaining 50% vest in four equal instalments,
the first instalment was on December 31, 2005, and the       Benefits
remaining instalments are on December 31, 2006, 2007
and 2008 provided the Corporation meets the financial        Group benefits and the executive pension plan are
threshold of ACE Aviation's net income, linked to the        aligned with the median of the Corporation's reference
business plan, for those years (if targets are not met,      group. Please refer to the "Pension Plan Table".
options may either be forfeit or deferred unless
otherwise approved by the Human Resources Committee).        Perquisites
The terms of the grant made in October 2004 provide
that vested options can be exercised over a period of        Perquisites are aligned with the median of the
seven (7) years from the date of the grant at an             Corporation's reference group. Perquisites include
exercise price of 100% of the market price of the            leased automobiles, a medical top-up plan and financial
underlying shares at the time of the grant.                  counselling.

Similar to the exclusion of 2005's fuel expense              Chairman, President and Chief Executive Officer Compensation
overruns in the calculation of results for the
Incentive Plan, the Board made the same adjustment for       The Human Resources Committee, in consultation with the
the Executive and Senior Management Stock Option Plan        Board, formally assesses the performance of the
to determine the vesting of performance options. Taking      Chairman, President and Chief Executive Officer of ACE
into account the fuel expense adjustment and the 2005        Aviation based on financial and non-financial
results of ACE and its subsidiaries, the Board approved      measurements to determine an appropriate compensation
the vesting of the December 31, 2005 performance             level. The Human Resources Committee's policy on base
options.                                                     salaries aims at providing the Chairman, President and
                                                             Chief Executive Officer with a base salary at the
In the case of options granted to the Chairman,              median level offered in the Corporation's reference
President and Chief Executive Officer of ACE Aviation,       group. As a result of the salary reductions (as
the vesting of options is as follows: (i) 25% of             detailed below), his base salary has been and continues
granted options vested upon conclusion of Mr. Milton's       to be below market median. The Chairman, President and
new employment arrangements but were subject to a            Chief Executive Officer's base salary was reduced by
one-year holding period which ended on October 3, 2005;      15% in 2003 and by 5% in 2004, and has remained
(ii) 6.25% of granted options vested on October 3, 2005      unchanged since then while the base salaries of other
and (iii) the remaining 68.75% as follows: (a) 50% vest      Named Executive Officers were reduced by 10% in 2003
in three instalments on December 31, 2005, 2006 and          and by 2.5% in 2004.
2007 and (b) 50% vest in three instalments on December
31, 2005, 2006 and 2007 provided the Corporation meets
the Board-approved financial performance thresholds
linked to the business plan for those years as
previously described. The terms of the grant provide
that vested options can be exercised over a period of
seven (7) years from the date of the grant at an


ACE AVIATION [GRAPHIC OMITTED]


Share Ownership Requirement for the President and CEO

The  Board  has  adopted  a  policy   whereby  the
President   and   Chief   Executive   Officer   is
required to own shares of ACE Aviation. For a description of shares owned by the President and Chief Executive Officer, please see page 17.

Submitted by the Human Resources Committee of the Board.

Members:        Pierre Marc Johnson (Chair)
                Robert E. Brown
                W. Brett Ingersoll
                Richard H. McCoy
                David I. Richardson

ACE AVIATION [GRAPHIC OMITTED]


PERFORMANCE GRAPHS
--------------------------------------------------------------------------------

The following performance graphs compare the total cumulative return of a $100 investment in the Class A variable voting shares and Class B voting shares of the Corporation made on October 4, 2004 with the cumulative return on the S&P/TSX Composite Index for the period beginning on October 4, 2004 and ended December 31, 2005. The Class A variable voting shares and the Class B voting shares started trading on the TSX on October 4, 2004.

[GRAPHIC OMITTED]


[GRAPHIC OMITTED]

ACE AVIATION [GRAPHIC OMITTED]


OTHER IMPORTANT INFORMATION
-------------------------------------------------------------------------------------------------------------------------

Directors' and Officers' Liability Insurance                 Nova Scotia

ACE Aviation has acquired and is maintaining directors'      1660 Hollis Street
and officers' liability insurance for the benefit of         Suite 406
the directors and officers of ACE Aviation and its           Halifax, Nova Scotia
subsidiaries. The coverage limit of such insurance is
US$200,000,000 per claim and US $200,000,000 in the          Shareholder proposals for our 2007 annual meeting
annual aggregate. The current policy is effective from
October 1, 2005 to October 1, 2006 and protects the          We will include proposals from shareholders that comply
directors, officers and trustees for allegations of          with applicable laws in next year's management proxy
alleged "wrongful acts" in the conduct of their              circular for our 2007 annual shareholder meeting.
activities as directors, officers and trustees. In           Please send your proposal to us by January 25, 2007.
respect of the first US$175,000,000 of the limit of
insurance afforded under this policy, "prior acts"
coverage has been extended to the insureds. The premium
for this period of insurance is US$2,769,494. Where ACE
Aviation grants indemnification to any insured person
under the corporate by-laws, ACE Aviation assumes a
US$2,500,000 deductible for each loss.

Indebtedness of directors and officers

As at March 28, 2006, the Corporation or its subsidiaries had not made any loan to officers, directors, employees or former officers, directors and employees of the Corporation or its subsidiaries.

Mail service interruption

If there is a mail service interruption prior to a shareholder mailing a completed proxy to CIBC Mellon, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of CIBC Mellon:


Alberta                       Ontario

600 The Dome Tower            200 Queen's Quay East
6th Floor                     Unit 6
333 - 7th Avenue S.W.         Toronto, Ontario
Calgary, Alberta

British Columbia              Quebec

1066 West Hastings St.        2001 University Street
The Oceanic Plaza             Suite 1600
Suite 1600                    Montreal, Quebec
Vancouver, B.C.


ACE AVIATION [GRAPHIC OMITTED]


HOW TO REQUEST MORE INFORMATION
--------------------------------------------------------------------------------------------------------------------------

Documents you can request                                    How to sign up - non-registered shareholders

You can ask us for a copy of the following documents at      You are a non-registered shareholder if your bank,
no charge:                                                   trust company, securities broker or other financial
                                                             institution (your nominee) holds your shares for you.
o    ACE Aviation's annual report for the year ended
     December 31, 2005, which includes our consolidated      If you are not sure whether you are a non-registered
     financial statements together with the                  shareholder, please contact CIBC Mellon at
     accompanying auditors' report;                          1-800-387-0825.

o    our management discussion and analysis related to       To sign up, go to the website
     such annual consolidated financial statements;          www.investordeliverycanada.com and follow the
                                                             instructions.
o    any interim financial statements that were filed
     after the consolidated financial statements for         How to sign up - employees holding shares under the
     the year ended December 31, 2005;                       Employee Share Purchase Plan of ACE Aviation

o    our management discussion and analysis related to       If you are not sure whether you are an employee holding
     such interim financial statements; and                  your shares through Computershare, please contact
                                                             Computershare at 1-877-982-8766.
o    our Annual Information Form for the year ended
     December 31, 2005.                                      To sign up, go to the website
                                                             www.computershare.com/employee/ca and follow the
Please write to Shareholder Relations of ACE Aviation        instructions.
at 5100 de Maisonneuve Boulevard West, Montreal,
Quebec, H4A 3T2.

These documents are also available on our website at www.aceaviation.com and on SEDAR at www.sedar.com. All of our news releases are also available on our website.

Receiving information electronically

You can choose to receive electronically all of our corporate documents, such as this circular and our annual report. We will send you an email telling you when they are available on our website. If you do not sign up for this service, we will continue to send you these documents by mail.

How to sign up - registered shareholders

You are a registered shareholder if your name appears on your share certificate.

If you are not sure whether you are a registered shareholder, please contact CIBC Mellon at 1-800-387-0825.

To sign up go to the website
www.cibcmellon.com/electronicdelivery and follow the instructions.


ACE AVIATION [GRAPHIC OMITTED]


                                   SCHEDULE A

                        RECORD OF ATTENDANCE BY DIRECTORS
--------------------------------------------------------------------------------
Schedule A        Record of Attendance by Director
--------------------------------------------------------------------------------
For the 12 months ended December 31, 2005


--------------------------------------------------------------------------------
                                                   Number of meetings attended
                                                   -----------------------------
Director                                            Board        Committees
--------------------------------------------------------------------------------
Bernard Attali                                     17 of 20        6 of 6
--------------------------------------------------------------------------------
Robert E. Brown                                    18 of 20        9 of 9
--------------------------------------------------------------------------------
Carlton D. Donaway                                 18 of 20        5 of 6
--------------------------------------------------------------------------------
Michael M. Green                                   20 of 20        6 of 6
--------------------------------------------------------------------------------
W. Brett Ingersoll                                 20 of 20       10 of 11
--------------------------------------------------------------------------------
Pierre Marc Johnson                                18 of 20        6 of 7
--------------------------------------------------------------------------------
Richard H. McCoy(1)                                 7 of 8         4 of 4
--------------------------------------------------------------------------------
John T. McLennan                                   20 of 20        7 of 7
--------------------------------------------------------------------------------
Robert A. Milton                                   20 of 20        3 of 3
--------------------------------------------------------------------------------
David I. Richardson                                18 of 20        8 of 8
--------------------------------------------------------------------------------
Marvin Yontef                                      20 of 20        7 of 7
--------------------------------------------------------------------------------
(1)     Joined the board on August 3, 2005.

--------------------------------------------------------------------------------

Summary of board and committee meetings held

--------------------------------------------------------
Board                                                20
--------------------------------------------------------
Audit, Finance and Risk Committee                     6
--------------------------------------------------------
Governance and Corporate Matters Committee            5
--------------------------------------------------------
Human Resources and Compensation Committee            2
--------------------------------------------------------
Nominating Committee                                  1
--------------------------------------------------------
Ad Hoc Committees                                     3

ACE AVIATION [GRAPHIC OMITTED]


                                   SCHEDULE B

                        CHARTER OF THE BOARD OF DIRECTORS
--------------------------------------------------------------------------------


                           ACE AVIATION HOLDINGS INC.

                        CHARTER OF THE BOARD OF DIRECTORS
I.       PURPOSE

This charter describes the role of the board of directors (the "Board") of ACE Aviation Holdings Inc. (the "Corporation"). This charter is subject to the provisions of the Corporation's articles of incorporation and by-laws and to applicable laws. This charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws and applicable laws. Directors are elected annually by the shareholders of the Corporation and together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Board.

II.      ROLE

The Board is responsible for the stewardship of the Corporation and its business and is accountable to shareholders for the performance of the Corporation.

The Board establishes the overall policies for the Corporation, monitors and evaluates the Corporation's strategic direction, and retains plenary power for those functions not specifically delegated by it to its Committees or to management. Accordingly, in addition to the duties of directors of a Canadian corporation as prescribed by applicable laws, the mandate of the Board is to supervise the management of the business and affairs of the Corporation with a view to evaluate, on an ongoing basis, whether the Corporation's resources are being managed in a manner consistent with ethical considerations and stakeholder's interests and in order to enhance shareholder value. In discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the Corporation. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

III.     COMPOSITION

Selection

The Board shall be comprised of that number of directors as shall be determined from time to time by the Board upon recommendation of the Nominating Committee of the Board.

The Nominating Committee of the Board maintains an overview of the desired size of the Board, the need for recruitment and the expected skill-set of new candidates. The Nominating Committee reviews and recommends to the Board candidates for nomination as directors. The Board approves the final choice of candidates for nomination and election by the shareholders.

Board members must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which the Corporation operates. Directors selected should be able to commit the requisite time for all of the Board's business.

Chairman and Lead Director

A Chairman of the Board shall be appointed by the Board. If the President and Chief Executive Officer of the Corporation is also the Chairman of the Board, a Lead Director shall be appointed among the Board's independent directors. The responsibilities of the Lead Director shall be set out in a written charter.

ACE AVIATION [GRAPHIC OMITTED]


Independence

A majority of the Board shall be composed of directors who must be determined to have no material relationship with the Corporation and who, in the reasonable opinion of the Board, must be unrelated and independent under the laws, regulations and listing requirements to which the Corporation is subject.

Criteria for Board Membership

Board members are expected to possess the following characteristics and traits:

(a) demonstrate high ethical standards and integrity in their personal and professional dealings;

(b) act honestly and in good faith with a view to the best interest of the Corporation;

(c) devote sufficient time to the affairs of the Corporation and exercise care, diligence and skill in fulfilling their responsibilities both as Board members and as a Committee members;

(d)   provide independent judgment on a broad range of issues;

(e) understand and challenge the key business plans and the strategic direction of the Corporation;

(f) raise questions and issues to facilitate active and effective participation in the deliberation of the Board and of each Committee;

(g)   make all reasonable efforts to attend all Board and Committee meetings;

(h) review the materials provided by management in advance of the Board and Committee meetings.

Retirement Age for Directors

The policy of the Board is that no person shall be appointed or elected as a director if the person exceeds 75 years of age. The policy allows for an exception where the Board determines it is in the interest of the Corporation to request a director to extend his/her term beyond the regular retirement age, provided however that such extension is requested in one-year increments.

IV.      COMPENSATION

The Board has determined that the directors should be compensated in a form and amount which is appropriate and which is customary for comparable corporations, having regard for such matters as time commitment, responsibility and trends in director compensation.

V.       RESPONSIBILITIES

Without limiting the Board's governance obligations, general Board responsibilities shall include the following:

(a) discussing and developing the Corporation's approach to corporate governance, with the involvement of the Governance and Corporate Matters Committee;

(b) reviewing and approving management's strategic and business plans on an annual basis, including developing an in-depth knowledge of the business being served, understanding and questioning the plans' assumptions, and reaching an independent judgment as to the probability that the plans can be realized;

(c) monitoring corporate performance against the strategic business plans, including overseeing operating results on a regular basis to evaluate whether the business is being properly managed;

ACE AVIATION [GRAPHIC OMITTED]


(d) appointing the Corporation's Chief Executive Officer, ensuring a succession plan is in place and developing his or her position description with the recommendation of the Governance and Corporate Matters Committee;

(e) reviewing, through the Human Resources and Compensation Committee, the compensation of the Chief Executive Officer;

(f) identifying the principal risks of the Corporation's businesses and ensuring the implementation of appropriate systems to manage these risks;

(g) ensuring that appropriate structures and procedures are in place so that the Board and its Committees can function independently of management;

(h)   ensuring the proper and efficient functioning of its Committees;

(i)   providing a source of advice and counsel to management;

(j)   reviewing and approving key policies developed by management;

(k) reviewing, approving and as required, overseeing compliance with the Corporation's disclosure policy by directors, officers and other management personnel and employees;

(l)   overseeing the Corporation's disclosure controls and procedures;

(m) monitoring, through the Audit, Finance and Risk Committee, the Corporation's internal controls and information systems;

(n) ensuring that members of management possess the ability required for their roles, are adequately trained and monitored and that planning for their succession is ongoing;

(o) ensuring that the Chief Executive Officer and the other members of management have the integrity required for their roles and the capability to promote a culture of integrity and accountability within the Corporation;

(p) conducting, through the Governance and Corporate Matters Committee, an annual assessment of the Board and the Committees and of individual members of the Board;

(q) reviewing, through the Human Resources and Compensation Committee, management's succession plans;

(r) selecting, upon the recommendation of the Nominating Committee, nominees for election as Directors;

(s)   selecting a Chairman of the Board and a Lead Director;

(t) reviewing with the Governance and Corporate Matters Committee that the Board as a whole, the Committees of the Board and the directors are capable of carrying out and do carry out their roles effectively; and

(u) in respect of the Air Canada pension plans, overseeing their overall operation, funded status and compliance with fund mission and funding policy.

VI.      MEETINGS

The Board will meet at least quarterly, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in meetings of the Board. The Chairman will prepare and distribute the meeting agenda and minutes to the Board in consultation with the Lead Director.

ACE AVIATION [GRAPHIC OMITTED]


Information and materials that are important to the Board's understanding of the agenda items and related topics will be distributed in advance of a meeting. The Corporation will deliver information on the business, operations and finances of the Corporation, to the Board on an as-required basis.

On the occasion of each Board meeting, non-management directors will consider if an "in-camera" meeting under the chairmanship of the Lead Director would be appropriate. Additional meetings may be held at the request of any director. The Lead Director will forward to the President and Chief Executive Officer any questions, comments or suggestions of the directors.

VII.     DECISIONS REQUIRING PRIOR BOARD APPROVAL

In addition to those specific matters requiring prior Board approval pursuant to the Corporation's by-laws or applicable laws, the Board will be responsible for approving the following:

(a) interim and annual financial statements, provided that the Board may delegate to the Audit, Finance and Risk Committee the responsibility to review such financial statements and make its recommendations to the Board;

(b)   strategic plans, business plans and capital expenditure budgets;

(c)   raising of debt or equity capital and other major financial activities;

(d) hiring, compensation and succession for the Chief Executive Officer and other senior executives;

(e)   major organizational restructurings, including spin-offs;

(f)   material acquisitions and divestitures;

(g)   major corporate policies; and

(h) in respect of the Air Canada pension plans, the plan reorganization, governance structure, fund mission, funding policy, annual contributions, appointment of the external auditor and the plan custodians of the pension funds.

VIII.    BOARD COMMITTEES

There are four Committees of the Board: the Audit, Finance and Risk Committee, the Governance and Corporate Matters Committee, the Nominating Committee and the Human Resources and Compensation Committee. The roles and responsibilities of each Committee are described in the respective Committee charters.

Members of the Audit, Finance and Risk Committee, the Human Resources and Compensation Committee and the Nominating Committee shall be independent as required under the charter of each Committee and the laws, regulations and listing requirements to which the Corporation is subject.

IX.      COMMUNICATION WITH THE BOARD

Shareholders and other constituencies may communicate with the Board and individual board members by contacting Shareholder Relations.

X.       ADVISERS

The Board has determined that any director who wishes to engage a non-management advisor to assist on matters involving the director's responsibilities as a director at the expense of the Corporation should have its request reviewed by, and obtain the authorization of, the Lead Director of the Board.

ACE AVIATION [GRAPHIC OMITTED]


XI.      OTHER MATTERS

The Board expects directors as well as officers and employees of the Corporation to act ethically at all times and to acknowledge their adherence to the policies comprising the Corporate Policy and Guidelines on Business Conduct (the "Code"). The Board, with the assistance of the Governance and Corporate Matters Committee, is responsible for monitoring compliance with the Code.

Directors shall disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict of interest. In addition, a director shall excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.



February 9, 2006

                                                                     Document 2

                                         FOR USE BY HOLDERS OF CLASS A VARIABLE
                                                             VOTING SHARES ONLY


                         [ACE AVIATION GRAPHIC OMITTED]

                           ACE AVIATION HOLDINGS INC.
                                     PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ACE AVIATION HOLDINGS INC. ("ACE AVIATION") IN CONNECTION WITH THE 2006 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 30, 2006 (the "Meeting").

The undersigned holder of Class A variable voting shares of ACE Aviation, hereby appoints Robert A. Milton or, failing him, Michael M. Green or, failing him, Carolyn M. Hadrovic, or instead of any of the foregoing, _______________________________ as such holder's proxyholder, with full power of substitution, to attend, act and vote on my behalf in respect of all matters that may come before the Meeting, and at any and all adjournments thereof to the same extent and with the same power as if the undersigned were personally present thereat and with authority to vote and act in such proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of Meeting and with respect to other matters which may properly come before the Meeting. The proxyholder is hereby directed to vote, or withhold from voting, including on any ballot that may be called for, the shares represented by this Proxy in accordance with the instructions of the undersigned indicated below. If no choice is indicated for any particular item specified above, the shares represented by this Proxy will be voted FOR such item. The undersigned hereby revokes any prior proxy or proxies relating to the shares represented by this Proxy and ratifies and confirms all that the proxyholder may do by virtue of this appointment, provided that such proxyholder votes in accordance with the instructions set out herein.

(1)  ELECTION OF DIRECTORS

     The nominees proposed by the management of ACE Aviation are detailed in the Management Proxy Circular

     |_|   Vote for all nominees       |_|    Withhold voting for all nominees

(2)  APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITOR

     |_|   Vote For                    |_|    Withhold from voting

DECLARATION OF CANADIAN STATUS

The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by proxy and has read the definitions found on the reverse side so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are, owned and Controlled(1) by a Canadian(2):

|_|   Yes      |_|   No

IF YOU DO NOT COMPLETE THIS DECLARATION OF CANADIAN STATUS OR IF IT IS DETERMINED BY ACE AVIATION OR ITS TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT THE SHARES REPRESENTED BY THIS PROXY ARE OWNED AND CONTROLLED BY A CANADIAN, THE SHARES REPRESENTED BY THIS PROXY WILL BE DEEMED TO BE OWNED AND CONTROLLED BY A PERSON THAT IS NOT A CANADIAN.


DATE: ______________________          _______________________________________
                                      (Signature of Shareholder)

NUMBER OF SHARES REPRESENTED BY
THIS PROXY: ___________
                                     ________________________________________
                                     (Name of Shareholder)


_____________________________
|                           |
|  CONTROL NUMBER:          |
|                           |
_____________________________

----------------

(1)   See definition of "Control" on the reverse side of this proxy.

(2)   See definition of "Canadian" on the reverse side of this proxy.

INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1. This Proxy must be dated and signed by the holder of the shares represented by this Proxy, or his or her attorney duly authorized in writing, or if the shareholder is a corporation or other legal entity, by an authorized officer or attorney. If the signatory is acting in a fiduciary or representative capacity, provide full particulars of such appointment and authority.

2. A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than any of the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided on the other side of this Proxy. A person appointed as nominee to represent a shareholder need not be a shareholder of ACE Aviation. A person appointed as proxyholder must be present at the Meeting to vote and may be required to certify whether such person is a Canadian (as defined below).

3. If this Proxy is undated, it will be deemed to be dated the date on which it was mailed on behalf of ACE Aviation.

4. Any of the joint holders of shares of ACE Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one's proxyholder, will alone be entitled to vote in respect thereof.

5. Proxies must be received by ACE Aviation's transfer agent, CIBC Mellon Trust Company, at its principal Corporate Trust Offices in Halifax, Montreal, Toronto, Vancouver or Calgary prior to 4:00 p.m. (Montreal time) on May 26, 2006 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. The addresses of such Corporate Trust Offices are found on page 41 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a) a Canadian citizen (as defined below) or a permanent resident (as defined below),

(b)   a government in Canada or an agent of such a government, or

(c) a corporation or other entity that is incorporated or formed under the laws of Canada or a province, that is controlled in fact by Canadians and of which at least 75% of the voting interests are owned and controlled by Canadians.

"Canadian citizen" means,

(a)   a person who was born in Canada after February 14, 1977;

(b) a person who was born outside of Canada after February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;

(c) a person who has been granted or has acquired citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;

(d)   a person who was a citizen immediately before February 15, 1977; or

(e) a person who was entitled, immediately before February 15, 1977, to become a citizen under paragraph 5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise, and, without limiting the generality of the foregoing, a body corporate is deemed to be controlled by a person if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person; and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and a partnership or unincorporated organization is deemed to be controlled by a person if an ownership interest therein representing more than 50% of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:

(a) has been granted lawful permission to come into Canada to establish permanent residence,

(b)   has not become a Canadian citizen, and

(c) has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,

(d) or had a deportation order made against him which has not been quashed or stayed; and

(e) has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon Canada as such person's place of permanent residence.

                                                                   Document 3


                                                                             FOR USE BY HOLDERS OF CLASS B VOTING SHARES
                                    [ACE AVIATION LOGO GRAPHIC OMITTED]      ONLY
                                      ACE AVIATION HOLDINGS INC.
                                                 PROXY

THIS PROXY IS SOLICITED BY THE  MANAGEMENT OF ACE AVIATION  HOLDINGS INC. ("ACE  AVIATION") IN CONNECTION  WITH
THE 2006 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 30, 2006 (THE "MEETING").

The undersigned  holder of Class B voting shares of ACE Aviation,  hereby appoints Robert A. Milton or, failing him,  Michael  M.  Green  or,  failing  him,  Carolyn  M.  Hadrovic,  or  instead  of  any  of  the  foregoing,
_______________________________  as such holder's proxyholder,  with full power of substitution, to attend, act and vote on my  behalf  in  respect  of all  matters  that  may come  before  the  Meeting,  and at any and all adjournments  thereof to the same extent and with the same power as if the undersigned were personally  present thereat AND WITH  AUTHORITY TO VOTE AND ACT IN SUCH  PROXYHOLDER'S  DISCRETION  WITH RESPECT TO  AMENDMENTS  OR
VARIATIONS  TO MATTERS  REFERRED  TO IN THE  NOTICE OF MEETING  AND WITH  RESPECT  TO OTHER  MATTERS  WHICH MAY
PROPERLY  COME BEFORE THE  MEETING.  The  proxyholder  is hereby  directed to vote,  or withhold  from  voting, including on any ballot that may be called for, the shares  represented  by this Proxy in  accordance  with the instructions  of the undersigned  indicated  below. If no choice is indicated for any particular item specified above,  the shares  represented by this Proxy will be voted FOR such item. The  undersigned  hereby revokes any prior proxy or proxies  relating to the shares  represented  by this Proxy and  ratifies  and confirms all that the proxyholder may do by virtue of this  appointment,  provided that such proxyholder votes in accordance with the instructions set out herein.

(1)    ELECTION OF DIRECTORS

       The nominees proposed by the management of ACE Aviation are detailed in the Management Proxy Circular

       [ ]                              Vote for all nominees
       [ ]                              Withhold voting for all nominees

(2)    APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITOR

       [ ]                              Vote For
       [ ]                              Withhold from voting

DECLARATION OF CANADIAN STATUS

The undersigned  certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares  represented by proxy and has read the  definitions  found on the reverse  side so as to make an accurate  Declaration of Canadian status. The undersigned hereby certifies that the shares represented by this Proxy are, OWNED and CONTROLLED(1) by a CANADIAN(2).

 [ ]   Yes      [ ]   No


If you do not complete this  Declaration of canadian  status or if it is determined by ACE  Aviation or its  transfer  agent that you  incorrectly  indicated  (through inadvertence or otherwise) that the shares  represented by this Proxy are owned and
Controlled by a Canadian,  the shares  represented  by this Proxy will be deemed to be owned and Controlled by a person that is not a Canadian.


DATE:________________________        __________________________________________
                                     (Signature of Shareholder)
NUMBER OF SHARES REPRESENTED BY
THIS PROXY: ___________              __________________________________________
                                     (Name of Shareholder)


 -----------------------------
|  CONTROL NUMBER:            |
|                             |
 -----------------------------

________________________
(1) See definition of "Control" on the reverse side of this proxy.
(2) See definition of "Canadian" on the reverse side of this proxy.


INSTRUCTIONS FOR COMPLETION OF THIS PROXY:

1.      This Proxy must be dated and signed by the holder of the shares  represented  by this Proxy,  or his or her attorney duly authorized in writing,  or if the shareholder is a corporation or other legal entity, by an  authorized  officer or attorney.  If the  signatory  is acting in a fiduciary or  representative capacity, provide full particulars of such appointment and authority.

2.      A  SHAREHOLDER  HAS THE RIGHT TO  APPOINT  A PERSON TO ATTEND  AND ACT FOR HIM OR HER AND ON HIS OR HER
        BEHALF AT THE MEETING OTHER THAN ANY OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY. Such right may be exercised  by filling in the name of such person in the blank space  provided on the other side of this
        Proxy.  A person  appointed  as nominee to represent a  shareholder  need not be a  shareholder  of ACE
        Aviation.  A PERSON APPOINTED AS PROXYHOLDER MUST BE PRESENT AT THE MEETING TO VOTE and may be required to certify whether such person is a Canadian (as defined below).

3.      If this  Proxy is  undated,  it will be deemed to be dated the date on which it was mailed on behalf of
        ACE Aviation.

4.      Any of the joint  holders of shares of ACE  Aviation may sign a form of proxy in respect of such shares but, if more than one of them is present at the Meeting or represented by proxyholder, then that one of them whose name appears first in the register of the holders of such shares, or that one's proxyholder, will alone be entitled to vote in respect thereof.

5.      Proxies must be received by ACE Aviation's  transfer agent, CIBC Mellon Trust Company, at its principal
        Corporate  Trust  Offices in Halifax,  Montreal,  Toronto,  Vancouver  or  Calgary,  prior to 4:00 p.m.
        (Montreal  time) on May 26, 2006 or with the  Secretary  of the Meeting  prior to  commencement  of the
        Meeting on the day of the  Meeting or on the day of any  adjournment  thereof.  The  addresses  of such
        Corporate Trust Offices are found on page 41 of the Management Proxy Circular.

DEFINITIONS:

"Canadian" means:

(a)  a Canadian citizen (as defined below) or a permanent resident (as defined below),
(b)  a government in Canada or an agent of such a government, or
(c)  a corporation or other entity that is incorporated or formed under the laws of Canada or a province,  that is  controlled  in fact by  Canadians  and of which at least  75% of the  voting  interests  are owned and controlled by Canadians.

"Canadian citizen" means,

(a)  a person who was born in Canada after February 14, 1977;
(b)  a person who was born  outside of Canada  after  February 14, 1977 and at the time of his or her birth one of his or her parents, other than a parent who adopted him or her, was a Canadian citizen;
(c)  a person who has been granted or has acquired  citizenship and, in the case of a person who is 14 years of age or over on the day that he or she is granted citizenship, he or she has taken the oath of citizenship;
(d)  a person who was a citizen immediately before February 15, 1977; or
(e)  a person who was entitled,  immediately  before  February 15, 1977,  to become a citizen  under  paragraph
     5(1)(b) of the former Canadian Citizenship Act.

"Control" means control in any manner that results in control in fact,  whether  directly through the ownership of securities or indirectly  through a trust, an agreement or arrangement,  the ownership of any body corporate or  otherwise,  and,  without  limiting  the  generality  of the  foregoing,  a body  corporate is deemed to be controlled  by a person if  securities  of the body  corporate to which are attached more than 50% of the votes that may be cast to elect  directors of the body  corporate are held,  otherwise  than by way of security only, by or for the  benefit  of that  person;  and the  votes  attached  to  those  securities  are  sufficient,  if exercised,  to elect a majority of the directors of the body  corporate;  and a partnership  or  unincorporated organization is deemed to be controlled by a person if an ownership  interest  therein  representing  more than
50% of the assets of the  partnership or  organization  is held,  otherwise than by way of security only, by or for the benefit of that person.

"Permanent resident" means a person who:
(a)  has been granted lawful permission to come into Canada to establish permanent residence,
(b)  has not become a Canadian citizen, and
(c)  has not left or remained outside Canada with the intention of abandoning Canada as that person's place of permanent residence,
(d)  or had a deportation order made against him which has not been quashed or stayed; and
(e)  has not resided outside Canada for more than 183 days in any 12 month period unless that person satisfies an immigration officer or an adjudicator, as the case may be, that such person did not intend to abandon
     Canada as such person's place of permanent residence.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ACE AVIATION HOLDINGS INC.
                                        ---------------------------------------
                                                       (Registrant)

Date:  April 12, 2006                   By:  /S/ BRIAN DUNNE
      -------------------------             -----------------------------------
                                            Name:  Brian Dunne
                                            Title: Executive Vice-President and
                                                   Chief Financial Officer